#1 - Original Signature

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**

**FIFTH AMENDMENT TO FORM 1 - A**
**REGULATION A OFFERING STATEMENT**
**UNDER THE SECURITIES ACT OF 1933**



RECEIVED
MAY 1 1 2009
DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

**COMMISSION FILE NUMBER: 024-10228**

**INICIA INCORPORATED**

(Name of small business issuer in its charter)

Received SEC
MAY 1 1 2009
Washington, DC 20549

**DELAWARE**

(State or other jurisdiction of incorporation)

**360 EAST 55th STREET, SUITE 13G, NEW YORK, NY 10022, (646) 233-4164**

(Address, zip code and telephone number of principal executive offices)

**PRENTICE-HALL CORPORATION SYSTEM, INC.**

**2711 CENTERVILLE ROAD, SUITE 400**

**WILMINGTON, DE 19808**

(Name, address and telephone number of agent of service)

| | |
|---|---|
| **5900** | **95-4581906** |
| (Primary standard industrial classification code number) | IRS Employer Identification Number |

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

**Date of Offering Circular: April 15, 2009**

## PART I - NOTIFICATION

**ITEM 1. Significant Parties**

**(a) the Issuer's directors;**

**DIRECTORS OF THE COMPANY**

**1. Name: Bruce T. Dugan Age: 52**
Title: Chairman of the Board of Directors

Home Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164

Corporate Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164

**2. Name: Larry Schulze Age: 58**
Title: Director

Home/ Office Address: 1615 Crestwood Drive Harrison, AR 70601; Telephone: (870) 391-2249.

Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

**3. Name: Mary Ann Zimmer Age: 58**

Title: Director

Home / Office Address: 401 East 74th Street, New York, NY 10021; Telephone: (212) 744-7410; Telefax: (212) 744-7210.

Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646) 233-4164

**4. Name: Mario E. Delfino Age: 31**
Title: Director

Home Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431, Argentina

Studio Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires Argentina 1016; Telephone: +54-11-4813-6536

Corporate Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

**1. (b) the Issuer's officers;**

**OFFICERS OF THE COMPANY**

**1. Name: Bruce T. Dugan Age: 51**
Title: President and Chief Executive Officer

Home/ Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164

Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

**2. Name: Jesse Schraft Age: 28**
Title: Vice President and Chief Financial Officer

Home/ Office Address: 202 East 6th Street, Apt.# 3, New York, NY 10003

Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

1. **Name:** **Mary Ann Zimmer** **Age: 58**
Title: Vice President; Business and Legal Affairs

Home/ Office Address: 401 East 74th Street New York, NY 10021; Telephone: (212)744-7410; Telefax: (212)744-7210

Corporate Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

2. **Name:** **Mario E. Delfino** **Age 31**
Title: Vice President and Chief Technical Officer

Home Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431, Argentina

Studio Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires /Argentina 1016; Telephone: +54-11-4813-6536

Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

3. **Name:** **Larry Schulze** **Age 58**
Title: Vice President; Online Publications

Home/ Office Address: 1615 Crestwood Drive, Harrison, AR 70601; Telephone: (870)391-2249

Corporate Office Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

4. **Name:** **Robert Buontempo** **Age: 56**
Title: New Products Guru, Research and Development

Home/ Office Address: 16 Jacques Road # 14, Elizabeth, NJ 07201; Telephone: (908)282-9383

Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

**(c) the issuer's general partners:**
**N/A**

**(d) record owners of 5 percent or more of any class of the issuer's equity securities;**

Bruce T. Dugan 33,000,000 common shares

Home Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164

Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

Mario E. Delfino 25,000,000 common shares

Home Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431, Argentina

Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

Larry Schulze 25,000,000 common shares

Home Address: 1615 Crestwood Drive, Harrison, AR 70601; Telephone: (870)391-2249

Corporate Office Address 360 East 55th Street 13-G New York, NY 10022 Telephone: (646) 233-4164

**(e) beneficial owners of 5 percent or more of any class of the issuer's equity securities;**

Bruce T. Dugan 33,000,000 common shares

Home Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164

Corporate/Administrative Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

Mario E. Delfino 25,000,000 common shares

Home Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431, Argentina

Corporate/Administrative Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

Larry Schulze 25,000,000 common shares

Home Address: 1615 Crestwood Drive, Harrison, AR 70601; Telephone: (870)391-2249

Corporate Office Address 360 East 55th Street 13-G New York, NY 10022 Telephone: (646) 233-4164

**(f) promoters of the issuer;**
**N/A**

**(g) affiliates of the issuer;**

(1) Bruce T. Dugan

Home Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164

Corporate/ Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646)233-4164

(2) Mario E. Delfino

Home Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431, Argentina

Office Address: Uruguay 1279 (5:A) Capital Federal, Buenos Aires 1016 Argentina

Corporate Office Address: 360 East 55th Street, Suite 13G, New York, NY 10022; Telephone: (646) 233-4164

(3) Larry Schulze

Home/ Office Address: 1615 Crestwood Drive, Harrison, AR 70601; Telephone: (870)391-2249

Corporate Office Address 360 East 55th Street 13-G New York, NY 10022 Telephone: (646) 233-4164

(4) New Century Capital Consultants Inc. c/o Steve Apolant
111 Great Neck Road, Ste. 300
Great Neck, NY 11021

(5) James Zimbler
Home Address: 137 Fernleaf Court, State College, PA 16801
Office Address: 1328 Zion Road, Bellefonte, PA 16823, Telephone No.: (814) 357-9101

(6) Keystone Capital Resources, LLC. c/o James Zimbler
Home Address: 137 Fernleaf Court, State College, PA 16801
Office Address: 1328 Zion Road, Bellefonte, PA 16823, Telephone No.: (814) 357-9101

**(h) counsel to the issuer with respect to the proposed offering;**
M. David Sayid, Esq.

Office Address: Sayid and Associates LLP, 408 West 57th Street, Suite 8E, New York, NY 10019
O:212-262-1166 F:212-247-7535

Home Address: 308 Spring Lane Haworth, NJ 07641

**(i) each underwriter with respect to the proposed offering;**
**N/A**

**(j) the underwriter's directors;**
**N/A**

**(k) the underwriter's officers;**
**N/A**

**(l) the underwriter's general partners; and**
**N/A**

**(m) counsel to the underwriter.**
**N/A**

**ITEM 2. Application of Rule 262**
**(a) None**
**(b) None**

**ITEM 3. Affiliate Sales**
**None**

**ITEM 4. Jurisdictions in Which Securities Are to be Offered**
**(a) None**
**(b) New York, through the Company's Directors.** The Issuer shall file the necessary blue sky documents for the State of New York in accordance with section 359-e of the NY General Business Law, and regulation D of the Securities Act.

**ITEM 5. Unregistered Securities Issued or Sold Within One Year**
**(a)** Subsequent to the Shell Purchase Agreement of July 31, 2008, and in accordance with the order of the Honorable Carter Beatty, United States Bankruptcy Court (see page 45), and prior to the merger of Inicia Incorporated and Elgin Technologies, Inc (the public shell) the purchasers (Keystone Capital Resources LLC located at 330 Innovation Blvd, Suite 300 State College,, PA 16801, and New Century Capital Consultants Inc. located at 111 Great Neck Road Suite 300 Great Neck, New York 11021) have authorized the issuance of one preferred share to each party (see page 54 PREFERRED STOCK for further details)
**(b)None**
**(c) None**

**ITEM 6. Other Present or Proposed Offerings**
**No**

**ITEM 7. Marketing Arrangements**
**(a) None**
**(b) None**

**ITEM 8. Relationship with Issuer of Experts Named in Offering Statement**
None

**ITEM 9. Use of a Solicitation of Interest Document**
None

# PART II –OFFERING CIRCULAR

## INICIA INCORPORATED

(Exact name of Company as set forth in Charter)

Type of securities offered: Common Stock

Maximum number of securities offered: Fifty six million (56,000,000) common shares

Minimum number of securities offered: None

Price per security: $ .01 per share

Total proceeds: If maximum sold: $560,000; If minimum sold: N/A

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No
If yes, what percent is commission of price to public? ____% N/A

Is there other compensation to selling agent(s)? [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? [ ] Yes [X] No (See Question No. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X ] No (See Question No. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No (See Question No. 25)

Is transfer of the securities restricted? [] Yes [X] No (See Question No. 25)

**INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT.**

**IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.**

**THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.**

This Company:

[ ] Has never conducted operations.
[ ] Is in the development stage.
[X] Is currently conducting operations.
[ ] Has shown a profit in the last fiscal year.
[ ] Other (Specify):
(Check at least one, as appropriate)

This offering has been registered for offer and sale in the following states:

| *State* | *State File No.* | *Effective Date* |
|---|---|---|
| __________ | __________ | __________ |
| __________ | __________ | __________ |

INSTRUCTION: The Cover Page of the Offering Circular is a summary of certain essential information and should be kept on one page if at all possible. For purposes of characterizing the Company on the cover page, the term "development stage" has the same meaning as that set forth in Statement of Financial Accounting Standards No. 7 (June 1, 1975).

**Item __. Exhibits**

**Index to Exhibits**

| SEC Reference Number | Title of Document |
|---|---|
| 3.1 | Certificate of Incorporation of the Registrant, as amended (1) |
| 3.2 | By-Laws of the Registrant, as amended (1) |
| 3.3 | Escrow Agreement dated October 2008 (1) |
| 3.4 | Bankruptcy Court Order dated Oct. 16, 2007, approving Asset Purchase Agreement and authorizing the sale of the corporate shell of Elgin Technologies free and clear of liens, claims and encumbrances (1) |
| 3.5 | Corporate shell purchase agreement dated June 2008 by and between Elgin Technologies Inc. as seller, and New Century Capital Consultants Inc. and Keystone Capital Resources Inc., as purchasers (1) |
| 3.6 | Certificate of Merger between Elgin Technologies Inc. and Inicia Incorporated dated October 7, 2008(1) |

(1) Filed herewith

# TABLE OF CONTENTS



**THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.**

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of fifty nine (59) pages.

## THE COMPANY

| | | |
|---|---|---|
| 1. | **Exact Corporate Name:** | **INICIA INCORPORATED** |
| | **State and date of Incorporation:** | **State of Delaware on May 28, 1986** |
| | **Street address of principal office:** | **360 East 55th Street 13G, New York, NY 10022** |
| | **Company telephone number:** | **(646) 233-4164** |
| | **Fiscal year:** | **December 31** |
| | **Person to be contact at Company:** | **M. David Sayid, Esquire, at (212) 262-6188 (cell) or at Sayid and Associates LLP, 408 West 57th Street, Suite 8E, New York, NY 10019, (212) 262-1166 (office), (212) 247-7535 (fax).** |
| | **Telephone number (if different):** | **Not applicable** |
| | **Date of Offering Circular:** | **April 15, 2009** |

## RISK FACTORS

**2. Risks to Consider Regarding our Company**

**The Company Has Substantial Near-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding**

The Company will require funding over the next twelve months to complete the development and launch some of the Company's planned projects. Moreover, the Company has minimal capital for operations currently and has needs for immediate funding to complete most of its planned products and services outlined in this document. This includes the i2d division's IQM, all the Inicia Studios' video projects, and – except for www.tglife.com – all of the planned i2 Interactive Media division's online publications, communities, social networks and resource centers. Our capital requirements will depend on many factors including, but not limited to, the timing of further development of our business and the growth of the industry as a whole. If additional funds are raised through the issuance of equity securities, the percentage ownership of our current shareholders will be reduced. Moreover, those equity securities may have rights, preferences, and privileges senior to those of the holders of our common stock. There can be no assurance that additional capital will be available on terms favorable to us or our shareholders.

Our cash requirements may vary substantially depending on our rate of development, research results, competitive and technological advances and other factors. If adequate funds are not available, the Company may be required to curtail operations or to obtain funds by entering into collaboration agreements on unattractive terms. Our inability to raise capital would impair the current and future operations and may cause the Company to cease business operations entirely.

**The Company Has Substantial Long-Term Capital Needs; The Company May Be Unable To Obtain Needed Additional Funding**

Substantial expenditures will be required to further develop our business model. The level of expenditures required for these activities will depend in part on whether The Company develops and markets our services independently or with other companies through collaborative arrangements. Our future capital requirements will also depend on one or more of the following factors:

- Market acceptance of our products and services;
- The extent and progress of our research and development programs;
- Competing technological and market developments; and
- The costs of commercializing our products and services.

There can be no assurance that funding will be available on favorable terms to permit successful expansion of the business to allow the Company to exceed the breakeven point, if at all.

In addition, the Company has no credit facility or other committed sources of capital. The Company may be unable to establish credit arrangements on satisfactory terms, if at all. If capital resources are insufficient to meet our future capital requirements, the Company may have to raise additional funds to continue development of our website communities and publications, digital software products, and video content productions. There can be no assurance that such funds will be available on favorable terms, if at all.

To the extent that additional capital is raised through the sale of equity and/or convertible debt securities, the issuance of such securities will likely result in dilution to our shareholders. If adequate funds are not available, the Company may be unable to develop our operations to a sufficient level to generate revenues or become profitable.

We expect to issue additional stock in the future to finance our business plan and the potential dilution caused by the issuance of stock in the future may cause the price of our common stock to drop.

The Company is authorized to issue maximum stock of 500,000,000 common shares. As of September 29, 2008, there were 17,238,300 issued and outstanding shares of Common Stock. The Board of Directors has authority to issue the balance of 482,761,700 shares of our authorized stock without shareholder consent, on terms and conditions set in the discretion of the Board, which may dilute the value of your stock. If and when additional shares are issued, it may cause dilution in the value of shares purchased in this offering and may cause the price of our common stock to drop. These factors could also make it more difficult to raise funds through future offerings of common stock.

Most of our competitors may be able to use their financial strength to dominate the market, which may affect our ability to generate revenues.

Some of our competitors are much larger companies than us and very well capitalized. They could choose to use their greater resources to finance their continued participation and penetration of our targeted markets, which may impede our ability to generate sufficient revenue to cover our costs. Their better financial resources could allow them to significantly outspend us on price to our customers, marketing and production. We might not be able to maintain our ability to compete in this circumstance.

**The Company Has Never Paid Dividends**

The Company has never paid dividends. The Company does not anticipate declaring or paying dividends in the foreseeable future. Our retained earnings, if any, will finance the development and expansion of our business. Our dividends will be at our Board of Directors' discretion and contingent upon our financial condition, earnings, capital requirements and other factors. Future dividends may also be affected by covenants contained in loan or other financing documents The Company may execute. Therefore, there can be no assurance that cash dividends of any kind will ever be paid.

**Limited Operating History**

We cannot guarantee that we will be successful in our business operations. Our business is subject to the risks inherent in the establishment of a new business enterprise, including limited capital resources and the ability to find and finance suitable acquisition candidates. We are seeking equity and debt financing to provide the capital required to fund additional proposed acquisitions and our ongoing operations.

We have no assurance that future financing will be available to the Company on acceptable terms. If financing is not available on satisfactory terms, we may be unable to continue, develop or expand our operations and possibly cease operations totally. Equity financing could result in additional dilution to shareholders.

**Inflation**

The amounts presented in the financial statements do not provide for the effect of inflation on the Company's operations or its financial position. The net operating losses shown would be greater than reported if the effects of inflation were reflected either by charging operations with amounts that represent replacement costs or by using other inflation adjustments.

**Provision for Income Taxes**

The Company believes that it will be able to use all of it's the net operating loss carry forwards in future periods, However, to be conservative the Company has not recorded the related asset in the accompanying financial statements.

**Employees**

As of September 31, 2008, the Company employed approximately 6 persons: Bruce T. Dugan serves as Chairman and CEO, publisher of the i2 Interactive Media division, and Executive Producer of Inicia Studios. Jesse Schraft serves as Chief Financial Officer. Larry Schulze, a director and vice president, is director of sales and serves as Editor in Chief for the i2 Interactive Media division. He will also oversee and build the sales and editorial teams of all future online publication properties. Mario Delfino, a director, is Chief Tech Officer. He is the Company's lead software programmer; writing the code for the Company websites, as well as oversees the i2 Media Lab division that provides software programming to third party clients. Mary Ann Zimmer, a director, corporate Secretary and Treasurer, serves as vice president of business and legal affairs. Robert Buontempo serves as research and project leader of the i2d Digital Products division. None of our employees are covered by collective bargaining agreements. We believe that our relations with our employees are good.

**Dependence on Key Personnel**

The continued success of the Company is highly dependent on certain key personnel, particularly Messrs. Dugan, Delfino and Schulze, all of whom will be the driving force behind the introduction and implementation of all corporate policy and infrastructure growth, and will be responsible for developing the Company's long-term strategy. Therefore, the loss of Messrs. Dugan, Delfino or Schulze or any other key manager could have a material adverse effect on the Company's results of operations, financial condition and business prospects.

**No Assurance of Planned Growth; Inability to Grow could adversely affect operating results**

The Company has yet to experience rapid and substantial growth in Company operations and revenue since it began operations. The Company intends to pursue a growth strategy for the foreseeable future and to broaden its product offerings to include new types of products that have little or no track record. There can be no assurance that the Company will be able to expand successfully and operate profitably. It is also expected that such expansion plans will require the Company to hire additional personnel which will substantially increase its operating expenses in the short-run. Since management expects that there will be a time lag between the expenditure of funds and the receipt of any revenues from such expansion efforts, the Company's results of operations may be adversely affected in the short-run. There can be no assurance that the Company will anticipate and respond effectively to all of the changing demands that expanding operations will have on the Company's management and operating systems. The Company's failure to meet its anticipated hiring needs and to adapt its systems could have a material adverse effect on its results of operations, financial condition and business prospects. Further, there can be no assurance that the Company will ever achieve its planned growth or broaden its product offerings, and the failure to do either could have a material adverse effect on the Company's results of operations, financial condition and business prospects.

**Substantial Leverage can reduce net income and cause losses**

The Company's Certificate of Incorporation and Bylaws do not limit the amount of indebtedness the Company may incur. The Company may wish to leverage its assets through securitizations and other borrowings, generally through the use of warehouse lines of credit and reverse repurchase facilities. The percentage of leverage used varies depending on, among other things, the Company's estimate of the cash flow that its assets will generate, and the stability of that cash flow. There can be no assurance that the Company will be able to continue to meet its debt obligations resulting from leverage and, to the extent that it cannot, the Company risks the loss of some or all of its assets.

**No Prior Public Market; Volatility of Stock Market**

Prior to the Offering, there has been no private or public market for the Common Stock. There can be no assurance that an active trading market will develop or that the purchasers of the Common Stock will be able to resell their Common Stock at prices equal to or greater than the Offering Price. The Offering Price of the Common Stock was determined arbitrarily within in the Company and may not reflect the market price of the Common Stock after the Offering.

**Anti-Takeover Effect of Delaware Law**

The Company is incorporated as a Delaware corporation and as such will be subject to the anti-takeover provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning more than 15% or more of the Company's outstanding voting stock) from engaging in a "business combination" with the Company for three years following the date that person became an interested stockholder unless the business combination is approved in a prescribed manner. This statute could make it more difficult for a third party to acquire control of the Company. See "Description of Capital Stock -- Certain Provisions of Delaware Law."

**Development Stage Business**

The i2 Media Lab ($3^{rd}$ party software/ website development) division of the Company has engaged in active operations and generated revenue since it was formed in 2006, and the i2 Interactive Media division (online publishing) has had ongoing operations (with one website community in BETA, www.tglife.com), generating marginal revenue from advertisers since 2005. The Inicia Studio (HD video production) and i2d (Digital products) divisions remain in the development and preplanning stages awaiting the completion of this Offering Statement to implement full operations. The Company's proposed operations are subject to all business risks associated with new enterprises. The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the expansion of a business, operation in a competitive industry, and the continued development of advertising, promotions and a corresponding prospective client base. There is a possibility that the Company could sustain losses in the future. There can be no assurances that the Company will operate profitably.

**Inadequacy of Funds**

Gross offering proceeds of a $560,000 may be realized. Management believes that such proceeds will capitalize and sustain the Company sufficiently to allow for start up costs, the implementation of a marketing campaign and presentation of the Company's services for a period of one year. If only a fraction of this Offering is sold, or if certain assumptions contained in the Company's Offering Statement prove to be incorrect, the Company may have inadequate funds to fully develop its business and may need debt financing or other capital investment to fully implement the Company's Offering Statement.

**Risks Associated with Expansion**

The Company plans on expanding its business through the introduction of a sophisticated marketing campaign. Any expansion of operations the Company may undertake will entail risks, such actions may involve specific operational activities that may negatively impact the profitability of the Company. Consequently, shareholders must assume the risk that (i) such expansion may ultimately involve expenditures of funds beyond the resources available to the Company at that time, and (ii) management of such expanded operations may divert Management's attention and resources away from its existing operations, all of which factors may have a material adverse effect on the Company's prospective business activities.

**Client Base and Market Acceptance**

While the Company believes it can develop a prospective client base through the marketing and promotion of its products and services, the inability of the Company to further develop such a prospective client base could have a material adverse effect on the Company. Although the Company believes that its proposed products and services offer certain advantages over competitive companies and products, no assurance can be given that the Company will attain a degree of market acceptance on a sustained basis or that it will generate revenues sufficient for sustained profitable operations.

**General Economic Conditions**

The financial success of the Company may be sensitive to adverse changes in general economic conditions in the United States, such as recession, inflation, unemployment, and interest rates. Such changing conditions could reduce demand in the marketplace for the Company's services.

**Possible Fluctuations in Operating Results**

The Company's operating results may fluctuate significantly from period to period as a result of a variety of factors, including the successes and failures of its employee base, operations, profit sharing results, seasonality, and general economic conditions. There is no assurance that the Company will be successful in marketing any of its products or services or that the revenues from such products and services will be significant. Consequently, the Company's revenues may vary by quarter, and the Company's operating results may experience fluctuations.

**Risks of Borrowing**

If the Company incurs indebtedness, a portion of its cash flow will have to be dedicated to the payment of principal and interest on such indebtedness. Typical loan agreements also might contain restrictive covenants that may impair the Company's operating flexibility. Such loan agreements would also provide for default under certain circumstances, such as failure to meet certain financial covenants. A default under a loan agreement could result in the loan becoming immediately due and payable and, if unpaid, a judgment in favor of such lender which would be senior to the rights of owners of Common Stock of the Company. A judgment creditor would have the right to foreclose on any of the Company's assets resulting in a material adverse effect on the Company's business, operating results or financial condition.

**Management Discretion as to Use of Proceeds**

The net proceeds from this Offering will be used for the purposes described under "Use of Proceeds." The Company reserves the right to use the funds obtained from this Offering for other similar purposes not presently contemplated which it deems to be in the best interests of the Company and its shareholders in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the Company will be substantially dependent upon the discretion and judgment of Management with respect to application and allocation of the net proceeds of this Offering. Investors for the Common Stock offered hereby will be entrusting their funds to the Company's Management, upon whose judgment and discretion the investors must depend.

**Control By Management**

As of October 2008, the management of the Company owned approximately 84% of the Company's outstanding shares. Upon full completion of this Offering, the management of the Company will own approximately sixty four (54%) percent of the issued and outstanding shares, and will thereby have voting control of the Company; able to elect all of the directors and continue to control the Company. Investors will own a minority percentage of the Company's Common Stock and will have no voting rights. Investors will not have the ability to control a vote of the Company's Shareholders or Board of Directors. See "PRINCIPAL SHAREHOLDERS".

**Dividend Policy**

The Company intends to not pay any dividends, and therefore retain any initial future earnings to fund operations and expand the Company's business. A holder of Common Stock will be entitled to receive dividends only when, as, and if declared by the Board of Directors out of funds legally available therefore. The Company's Board of Directors will determine future dividend policy based upon the Company's results of operations, financial condition, capital requirements, and other circumstances.

**Dilution**

Purchasers of Shares will experience immediate and substantial dilution of $ 0.0064350 ($.01 - $0.0035650) in net tangible book value per share, or approximately 64.34% of the assumed offering price of $.01 per share (assuming maximum offering proceeds are achieved). Additional Shares if issued by the Company in the future will also dilute a purchaser's investment in the Shares. See "CAPITALIZATION" Pg. 33.

**Broker –Dealer Sale of Shares**

The Company's Common Stock is not presently included for trading on any exchange, and there can be no assurances that the Company will ultimately be registered on any exchange. The NASDAQ Stock Market, Inc. has enacted certain changes to the entry and maintenance criteria for listing eligibility on the NASDAQ Small Cap Market. The entry standards require at least $4 million in net tangible assets or $750,000 net income in two of the last three years. The proposed entry standards would also require a public float of at least 1 million shares, $5 million value of public float, a minimum bid price of $2.00 per share, at least three market makers, and at least 300 shareholders. The maintenance standards (as opposed to entry standards) require at least $2 million in net tangible assets or $500,000 in net income in two of the last three years, a public float of at least 500,000 shares, a $1 million market value of public float, a minimum bid price of $1.00 per share, at least two market makers, and at least 300 shareholders.

No assurance can be given that the Common Stock of the Company will ever qualify for inclusion on the NASDAQ System or any other trading market. As a result, the Company's Common Shares are covered by a Securities and Exchange Commission rule that opposes additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors. For transactions covered by the rule, the broker-dealer must make a special suitability determination for the purchaser and receive the purchaser's written agreement to the transaction prior to the sale. Consequently, the rule may affect the ability of broker-dealers to sell the Company's securities and may also affect the ability of shareholders to sell their shares in the secondary market.

**Long Term Nature of Investment**

An investment in the Shares may be long term and illiquid. Accordingly, purchasers of Shares must be willing and able to bear the economic risk of their investment for an indefinite period of time.

**No Current Market for the Shares**

There is no current market for the Shares offered in this Offering Circular.

**Compliance with Securities Laws**

The Shares are being offered for sale in reliance upon certain exemptions from the registration requirements of the Securities Act, applicable New York Securities Laws, and other applicable state securities laws. If the sale of Shares were to fail to qualify for these exemptions, purchasers may seek rescission of their purchases of Shares. If a number of purchasers were to obtain rescission, the Company would face significant financial demands which could adversely affect the Company as a whole, as well as any non-rescinding purchasers.

**Arbitrary Offering Price**

The price of the Shares offered has been arbitrarily established by the Company, based upon such matters as the state of the Company's business development and the general condition of the industry in which it operates. The Offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

**Placement Agent**

The officers and directors of the Company without compensation offer the Shares on a "best efforts" basis, or the Offering maybe offered through a NASD registered broker-dealer which would entered into a Participating Broker-Dealer Agreement with the Company. Accordingly, there is no assurance that the Company, or any NASD, FINRA broker-dealer, will sell the maximum Shares offered or any lesser amount.

## BUSINESS AND PROPERTIES

**Mission/ Vision**

The mission of Inicia Incorporated is to increase shareholder value through the creation, maintenance (and/or merger or sale) of a series of niche specific online lifestyle and/or interest online magazines, social networks and resource centers that the Company has -- or intends to launch (and/or acquire) -- to create greater profits for the Company. It is also engaged in three other areas of operations; niche specific video productions, created by the Company, will be broadcast through the aforementioned online properties -- as well as other ad supported Internet outlets -- and possible traditional distribution channels. The Company's software development team has identified unique software products for digital media devices as well as software applications for PC and web-based services that it intends to create and distribute. And lastly, the Company provides third party contract services (software and website programming & development) to clients worldwide.

**History and Organization**

Before incorporating Inicia Incorporated in 2005, founder Bruce T. Dugan began developing an online concept to bring together magazine content, resources and social networking capabilities inside a single website platform. He hired Mario Delfino, a software programmer, who converted his ideas and drawings into a functioning beta website presence on the Internet: www.tglife.com

Mr. Dugan, then enlisted the assistance of Larry Schulze, the founder and former Editor in Chief of a print publication that was distributed in ten (10) countries (GIRL TALK MAGAZINE), to join the effort and serve as Editor-in-Chief of the Beta website (www.tglife.com) that Messrs. Dugan and Delfino created. During the development phase of the project Messrs. Dugan and Delfino found each other's strengths compatible and formed a partnership (i2medialab.com) to develop relationships with international clients and provide those clients with third party contract software design & development services: databases mapping, website architecture, moving images and 3D animation for the Internet and broadcast presentation.

Shortly before that first beta site went live, Mr. Dugan formed Inicia Incorporated as a closely held private corporation while Mr. Schulze began attracting advertisers to the existing Beta site to create a small cash flow. Later, Mr. Dugan began to reach out to other professionals with specific expertise – in the areas of business affairs, music, video production, and product distribution – with whom he had personal friendships and worked with previously, to expand on the Company's concept of a multi-media vertical market approach that was being tested with www.tglife.com, and could then be applied to other, non-related, niche markets.

Inicia Incorporated was incorporated in Delaware on 2005 as a closely held corporation, and the operations referred to in this document are derived from that entity, which, on September 23, 2008 then entered into a merger with Elgin Technologies, Inc (ELGN), which entered into bankruptcy in 2007. Elgin Technologies Inc. (the public shell) emerged as the surviving entity of that merger; changed its name to Inicia Incorporated (The Company) and the management of the pre-merger closely held Inicia Incorporated replaced the management of the post merger Company. The Company filed its name shortly thereafter and now trades under the new symbol INIA.

The Company has expanded its core management team with the addition of Mary Ann Zimmer, Jesse Schraft, and Robert Buentempo, while also aligning itself with industry leaders on a contract basis to assist the Company in crucial areas such as public and media relations, business affairs, product development, music distribution and film production. The Company's lead programmer, Mario Delfino resides in Argentina and operates out of the Buenos Aires office with access to subcontract programmers and designers as needed, while the rest of the management team is based in the United States: principle business operations (corporate administration, the online publishing properties and their management team, advertising sales, project development, business affairs), and M & A, are based in New York, NY, with satellite operations in Elizabeth, New Jersey and Harrison, Arkansas.

**Business Overview**:

Inicia Incorporated is a Delaware corporation located at 360 East 55th Street 13-G New York, NY, 10022. Its mailing address is FDR Station, P.O. Box 1087 New York, NY 10150. Its administration office is located at 401 East 74th Street New York, New York 10021, its software development studio is located at Uruguay 1279, suite 5B Buenos Aires, 1016 Argentina, it's New Products division is located at 16 Jacques St., Elizabeth, New Jersey, and its online publishing operations is located at 1615 Crestwood Drive Harrison, Arkansas 72602.

Its corporate website is www.i2mediainc.com

Overall, the Company can be characterized as a software and media development and distribution company. The Company has four (4) distinctive areas of operation, however, the work in these areas are overlapping and performed by the same individuals. Therefore, in this regard theses areas, though branded separately, are not currently treated as stand alone. These areas of operations include: online niche specific publishing, niche specific video programming and production, developers of software products for the consumer marketplace, and a third party software/ website developer providing services to commercial clients worldwide.

**Patents, Trademarks and Intellectual Properties**: The Company does not currently have any patents, trademarks or copyrights pending. And though it may apply for such trademarks or patents in the future, when applicable, it does not deem the lack of such to negatively impact its business.

**Regulations**: While there are regulations for large multimedia companies, such as News Corp, Warner Bros, NBC/Universal and others, none of the Company's divisions, projects or planned projects are sizable enough to be subject to any relative restrictions by any governmental, environmental or any other regulations.

**GOALS**:

***Short Term***: For the first 120 days after funding of this Offering Statement is completed.

Each division of the Company has a team leader, and as such the Company has projects within each that will be developed simultaneously as follows:

THIRD PARTY CONTRACT PROGRAMING:

- Expand sales efforts in an attempt to generate a steady flow of third party project income.
- Begin research to identify, negotiate and secure additional subcontract programmers to fulfill lower level design & programming commitments, freeing up in-house programmer (s) to concentrate on larger more lucrative projects. .
- Complete "in progress" template models that can be reformatted to fulfill client project needs, on a subscription licensing basis.

DIGITAL PRODUCTS GROUP

- Complete (either through in house programming or joint venture) a product referred to as IQM; a software tool that would reside on a consumer desktop/laptop computer, which would allow that consumer to enhance the quality of their digital music and then transfer that enhanced version (s) to an array of digital devices they may have.

ONLINE PUBLISHING: The Company has already developed a content management software program to drive its online magazine/ social network/ resource centers, with one website currently operating in BETA mode.

- Complete the new recoding of the existing content management software model designed by the Company.
- Begin promotion of the existing niche magazine/ social network/resource center www.tglife.com.
- Use the aforementioned software model (magazine. Social network/ resource center) to launch Mix Lab, Expat 360, YesOrNoAmerica.com, and TeenPopStar.com.

VIDEO PRODUCTION:

- Produce new video format programs to be distributed via the existing i2m www.tglife.com site and ad supported sites such as YouTube.com.
- Begin preproduction of specialty programs for Internet/ Broadcast/ Theatrical release
  - *Sports & Law*: Recurring format program intended for initial Internet broadcast and later cable/TV syndication
  - *Changing*; theatrical release (movie) intended for cable, TV and Internet licensing

***Long Term***: in late 2009 and early 2010, the Company intends to:

THIRD PARTY CONTRACT PROGRAMING:

- Maintain a sales effort to insure a steady flow of third party custom projects.
- Secure twenty subscribers that will license the i2m content management system to drive their websites

DIGITAL PRODUCTS GROUP

- Promote the release of the product currently referred to as IQM, and search out other consumer product needs that the Company can develop, either in house or in joint venture relationships.

ONLINE PUBLISHING: The Company has already developed a content management software program to drive its online magazine/ social network/ resource centers, with one website currently operating in BETA mode.

- Step up promotional effort for www.tglife.com through a national college awareness tour; combining the production of town hall/ summits with accompanying co-promotion events and parties, with the intent to create brand awareness, provide media worthy coverage, mainstream education, increase online membership, and provide video content shooting opportunities for weekly and/or long form programming, and later editing for documentary content, where applicable.
- Step up promotion for the post launch of the Mix Lab and Expat 360 website communities.
- Complete development of LatinoStar, TransMatrix, The Game Room, Penniless Lover, and BusinessPipeline.com

- Establish a timeline agenda for the launch and promotion for the sites listed above and any other sites not yet mentioned (described later in this document)

- In 2010, the Company will begin an international city development tour for all applicable online properties to develop potential member awareness, increase advertiser base, and expand editorial and sales staff -- most notably for Expat 360 and TGLIFE.com.

VIDEO PRODUCTION

- Begin production of specialty programs for Internet/ Broadcast/ Theatrical release
  - *Sports & Law*: format program intended for initial Internet broadcast and later cable syndication
  - *Changing*; theatrical release (movie) intended for cable, TV and Internet licensing
  - *Niche website programs*: www.tglife.com, and other where applicable.
- Launch additional (4) new website communities, including TeenPopStar.com (see more below).
- Initiate national writing/arts scholarship program for Teen Pop Star.com.
- Investigate opportunities of Sports and Law for possible cable syndication.
- Identify potential websites in the Company owned website (s) niches for potential acquisition or merger
- Expand programming staff to increase profitability by developing work-for-hire agreements in Asia; specifically India and China (during international city tour mentioned above).

*(NOTE: this above agenda may change according to early successes or unexpected setbacks)*

**Description of Business Operations:**

1. Software and Website Development Division: (***www.i2medialab.com,*** *New York, NY & Buenos Aires, Argentina)* A small staff designs and develops static page or complex database driven dynamic page websites for clients worldwide on a contract work-for-hire basis. A static page website is essentially a brochure. Rather than printing that brochure onto paper, it is published digitally and then viewed via a webpage on the internet (also known as the World Wide Web; a global computer network system available to the general public to view text, photo, and video content, as well as utilize a wide variety of instant communication applications). Dynamic page websites are created by using various computer programming software languages that provide a way to relay information in real time between a database and a webpage. For example, a person accesses a website and registers as a member of that website, or a registered user of a website posts comments to an article or photo presented on that website. It is the ability of the webpage to instantly communicate that information in an interactive way that makes the page Dynamic. In addition, the Company writes computer code using a variety of computer languages (the 'code' is the command, or string of commands that tell a computer how to respond to various actions) to create software applications (a group of codes working in union to complete a desired task, like organizing and/ or manipulating music files, tracking sales reports, for example) that can be sold by the Company as stand-alone products or 'plug-ins' that may be used with other applications. This division is operating currently to serve a small list of third party contract clients for whom it develops websites for a fee. The division is also working towards the completion of the Online Publication model that www.TGLIFE.com utilizes (that will be the model used by all future Company niche publications.) This program will also be licensed to third party companies that have their own (non-competitive to the Company) niche content and editorial staff.

2. New Products Division: (*i2d, Elizabeth, New Jersey*) - Focused on developing digital software products and applications, (as described above) that can be sold -- through traditional CD/DVD distribution outlets such as Walmart and/or Target and/or digital downloads through a variety of websites or digital media devices (such as iPhones) -- to retail and commercial customers. Note that the Company does not have any distribution agreements with any of the distribution outlets mentioned above; they are potential outlets only that the Company will contact at the appropriate time. This division is in the development stage. However, it cannot proceed without the funding required for software development completion, packaging and distribution efforts that management expects the completion of Offering Statement to provide.

**Projects in Development**

a. ***IQM Music Enhancer*** is a software application product intended to provide consumers a way to significantly improve the quality of their digital sound recordings through a virtual equalizer (bass, tremble, reduce noise etc), and then save different mixes of that recording for playback on different types of players; i.e. Cell phone ring tone, computer with speakers, iPod with headphone, and/or an auto sound system, for example. There are current tools like this available for high end professional sound engineers, but these multiple tools are not packaged into a single product, nor are they user friendly for the average consumer. The unit would sell in hard copy and download for an estimated $19.99.

b. ***American Freight Exchange (AFX:)*** is intended to be a complex multi-functional time sensitive software application for the commercial transportation industry (think travel reservations for the movement of commercial freight, packaged together in a seamless work flow system to manage not only the freight movement itself, but also the business at large). This project has been mapped out by CEO Bruce T. Dugan over several years. No programming of the product has yet been undertaken, and no development efforts will be undertaken until early 2010, provided that this Offering Statement is completed and the Company has moderate financial success in 2009.

3. Producer of niche lifestyle video programming: (*Inicia Studios, New York, NY*) Operating in concert with subcontract production companies around the country, it produces format programming intended to be NetCast (shown via the Internet) through the Company's niche market websites (and other net outlets like YouTube.com). It will also produce one-off HD video broadcast feature movies and documentaries. Current planned productions include:

c. *Sports and Law*: The name says it all. A format program for initial Internet broadcast and possible later cable syndication. The show will feature Karen Desoto, a legal analyst for MSNBC and Court TV since 2000, who initially conceptualized the show and has developed the format with Company CEO Bruce Dugan. Long time friends, Ms. Desoto and Mr. Dugan currently have a verbal agreement, which will be formalized in writing after the completion of this Offering Statement and prior to initiating production.

d. *Changing*: Written by award winning playwright Gretchen Cryer, this HD video movie is about the sex change of Bob to Barbara through the eyes of 'her" former buddies at a college reunion. Changing doesn't reveal the changes that take place in the life of Bob/Barbara, but rather the changes that occur in the minds of the people around 'her.' Ms. Cryer and Mr. Dugan have been friends since 2003 and currently have a verbal agreement to co-produce the project, which will be formalized after the completion of this Offering Statement. Some preproduction has begun, such as assessing possible actors and directors.

e. Magazine format programming by niche: Most, if not all, of our publication/communities would support niche programming intended to be broadcast on the i2m sites, youtube.com and others, as well as, when possible, syndicated to other distribution outlets as paid programming (other websites or cable/ TV). To date the Company has produced ten (10) short (five minute) low-budget video segments. These short videos have to date generated five hundred thousand (500,000) viewings on YouTube.com. Upon the completion of this Offering Statement the Company will develop and produce more advanced and better quality format programming.

f. Documentaries – In the gathering of content for the various short form programs there may arise unique opportunities to shoot additional footage that can be edited into short and/or long form documentary programs to then be aired on the Company (website) video players, other ad supported websites, and licensed to cable/TV distribution channels. No new programs are currently being filmed, but production will resume upon the completion of this Offering Statement.

4. Publisher of online niche lifestyle communities and publications: (*i2 Interactive Media, Harrison Arkansas* –) Having designed and built a dynamic page website template that brings together the best practices of an online (refers to access via the Internet) magazine, resource directory and social network, the Company intends to launch many different niche oriented online properties to deliver multi-media content (text, photo, video) in an interactive seamless environment. A seamless environment refers to the idea that all the content, interactive capabilities of the site, its members, administrators and advertisers, are all interlinked through the mapping of the website's database so that any action populates throughout the site accordingly, creating a very low administration maintenance and user friendly environment.

Although all the Company's publication sites will have different content and demographics, they all have similar functional characteristics. Therefore, they can all operate using the same architectural model, which will allow the Company to roll out new sites quickly, efficiently and cost effectively.

Many of the components of this model are Internet standards; however, there are some unique strength's, such as:

a) Niche specific vertical content/ marketplace.

b) Powerful planned Group tools on the Net.

c) Seamless environment.

d) Easy navigation and fast loading pages.

e) Advanced Advertiser tools for instant result reports, ad reservation system, product marketplace, and the ability for advertisers to contribute to the site content as experts in their field, and interact with general members.

f) International, national and local content and resources, and

g) Follow Me Box: one click access to member email, alerts, profile link and more.

ALL CONTENT IS NICHE SPECIFIC: The components that drive each site include:

- Lifestyle (or interest) specific magazine with staff writers (topic or location based columns)
- World News aggregated from many sources, Site Announcements and Groups News
- Tips (by category) written by experts (many our advertisers), staff and contributing members
- Humor section (cartoons, or text with photos, videos)
- Letters to the editor: notes from readers to the Editor
- Chat Rooms (public and private) where members can come together and communicate
- Instant Messenger Systems, where members can type messages to one another in real time
- Forums; multi-level, a place to read member comments and post responses
- Contests and quizzes; interactive areas where members can attempt to win prizes
- Events calendar (world events, group events, member events, Friends Night Out gatherings)
- Media Guide (Cinema, TV, and Web events -- such as scheduled chats, web video, web radio)
- Groups – essentially a fully functional website for anyone who has a social club or organization that appears within our website community
- Member profile pages – about me, photo gallery, blog, calendar, friends network, email, alerts
- Marketplace: advertiser promoted discount products/ services, member classified sections,
- Library – member contributed content by category
- Personals – search criterion for club pals, shopping buddies, romance, pen pals etc.
- Photo Galleries – member contributed photos by gallery categories
- Polls
- Video player – i2m video programming as well as member contributed content and links
- Resource Directory:
    - Glossary of Terms
    - History – categorized by people, places, events of historical importance
    - Shopping – product and service providers by location and category, with contact info
    - Learning Center – lessons in a variety of disciplines by location and category and contact
    - Professionals – of, or serving a specific lifestyle – listing by location and category
    - Venues – restaurants, clubs, bars, hangouts, game rooms etc. by location and category serving the niche demographic of the website

**Existing and Planned Publication Communities Owned and Operated by the Company (i2 Interactive Media Division)**

***All sites listed below shall be launched using funds from the proceeds of this Offering Statement.***

***Site Staffing***: All Company owned website properties (as they are launched) will have additional staff; – to be funded from the revenue generated by the website they are hired for. Those staff positions include:

- Community Manager; responsible for database, groups, resources, news, events.
- Managing Editor; oversee and manage editorial writing staff.
- Promotion Manager: Create and manage contests, special promotions, and online marketing

These additional site staff members can be located anywhere in the world, and will telecommute – they will work from their homes via their computer.

- *TGLIFE.com* – (currently operating in BETA). An advertiser supported site by, for and about the transgender community; providing news, information, resources, entertainment, and social community networking.
- *YesOrNoAmerica.com* - (In development with plans to launch within three months of the completion of this Offering Statement) An advertiser supported site where readers can post their thoughts via a forum, answer the poll of the week on the hot topics of the day, and, columnists in a cross fire manner respond to the weekly topic (poll) question: one in the positive and the other defending the negative.
- *Expat360* – (In development with plans to launch within three months of the completion of this Offering Statement) An advertiser and special promotions supported site for English speaking expats (The term is often used in the context of Westerners living in non-Western countries, although it is also used to describe Westerners living in other Western countries, such as Americans living in the United Kingdom, or Britons living in Spain, and most recently has expanded to include Asians living in Western Hemisphere countries) and travelers, with specific country/city channels providing news, information, resources and community social networking.
- *TeenPopStar.com* – (In development with plans to launch within six months of the completion of this Offering Statement) An advertiser, corporate sponsor, special promotions and product sales supported teen site providing news, information, entertainment, resources and community social networking. It will feature an online contest (i2m provides the tools to create and record music and video demo's online from the users home PC or MAC) and the teen can then post their talent (songwriting, singing, dancing, and lip singing) to the site for the members of the site to choose the winners. There are no judges, as management believes that bad talent can be as entertaining as good talent. The site will also build out a citizen's reporter network comprised of aspiring teenaged journalists reporting about teenage issues. The site will also serve as a platform to showcase teenager talent (journalism, photojournalism, editing and more) and provide scholarships for some of the best; the scholarships to be underwritten by a combination of corporations, Colleges and Universities.
- *LatinoPopStar* – (In development with plans to launch within nine months of the completion of this Offering Statement)An advertiser, affiliate, special promotions supported site using the i2m magazine, resource center, community platform, providing much of the same as TeenPopStar, only not confined to teenagers and not providing the journalism scholarship program.
- *Mix Lab* – (In development with plans to launch within three months of the completion of this Offering Statement). An advertiser, affiliate, product placement and special promotions supported Music engineering website, that in addition to providing cutting edge information about sound recording -- written by Mr. Buontempo (professional recording engineer for a host of GOLD and GRAMMY recordings) and others. -- the site also provides member forums, and features an online virtual recording studio, where members of the site can choose songs from the library – or upload (send music files from their computer to the sites recording studio) them and then 'mix' (a music term to describe altering the sound of each track -- the place where each specific instrument, voice or sound in the recording resides) the song recording: changing the EQ (bass, treble, mid-range per track), F/X (echo, reverb per track), volume levels per track and other settings to create a new version of the recording. The results of these efforts, at the member's choice, can be entered into the contest to win various scholarships and prizes.
- *The Game Room* – (In development with plans to launch within twelve months of the completion of this Offering Statement) An advertiser, affiliate, and special promotions supported site that provides the structure and tools for gaming clubs to organize their (offline and online) member games and tournament events, results, point leaders lists, communications, and more.
- *Transport Matrix* – (In development with plans to launch within eight months of the completion of this Offering Statement). An advertiser and member subscription supported site for transportation professionals; providing info, community, products & services, with the intent of building critical mass as a member based organization to leverage better products and services for its members. This site will serve as a precursor to the AFX network to be developed at a date in the future (as referred to in New Products Division above)
- *TGerotica.com* – (Semi completed in Beta testing) An affiliate, advertising and subscription supported magazine-community site, with external site listings, external site reviews and links, classifieds, and social networking capabilities for adult -themed transgender lifestyles. Launched as a stand-alone site with the intent to be interconnected with Sexxlife.com (see below) at a later date.
- *Sexxlife.com* – (In development with no launch date yet planned.) An affiliate, advertising and subscription supported magazine-community (adult theme- between Playboy and porn) site using the i2m magazine, resource and social networking structure referred to previously.

**Planned Publication Communities Owned by Others, to joint venture with or license the Company's software operating system to:**

- *Business Pipeline* – An advertiser and subscription services supported site for small under-the-radar- entrepreneurial companies to find news, information, resources and networking tools. This is a pending project only, as the current site has limited capabilities in regard to management's vision for it, does not yet use the i2m content management software, and not formal joint venture agreement has yet been agreed to by its owner, a friend of CEO Bruce Dugan.
- *Penniless Lover* – (In development with plans to launch within twelve months of the completion of this Offering Statement) An advertiser and product sales supported 'how to' and tips site for young men; providing information and resources for dating and

romancing BIG on a small budget. Featured column to be written by award winning playwright Gretchen Cryer. Joint venture discussion currently underway.

## RESEARCH AND DEVELOPMENT

The Company currently has no formal Research and Development program. It has a series of project development plans as indicated in this document, and will rely on its management team to stay ahead of the cultural, technological and social trends. To date, the Company has spent insignificant sums of money on research and development. Upon the completion of this Offering Statement, the Company doesn't intend to expend any significant funds on R&D in the immediate future, until, at least, the current slate of projects are completed, become operational and generate cash flow, at which time a better assessment can be made as to the needs of the Company.

## MARKET ANALYSIS, DEFINITION AND CUTOMER PROFILE

In the past ten years the Internet and digital media has grown at a rapid pace: "CDs continue to go the way of the 8-track, losing further ground to digital music." (*Variety Magazine, July 2008*). Consumers have taken to the World Wide Web (the Internet) like bees to honey, finding the electronic medium convenient, efficient and cost effective.

And it's not just music that has made a growing footprint in the digital space; others forms of media like books, television programming, multi-user games and more are also making great strides.

Social networking sites have exploded in popularity. MySpace.com is has over one hundred million users and Facebook.com has approximately the same. Both of these companies are continuing to expand their networks via different marketing plans: Facebook.com, for example, has been used by members to help target blood donations, (*New York Times, March 10 2008*), and has opened up its site to outside programmers to add a host of new applications to the site (*MSNBC, May 28, 2007*), while "MySpace, the world's biggest and most popular social network, and three of the world's largest music companies, SONY BMG MUSIC ENTERTAINMENT, Universal Music Group, and Warner Music Group (NYSE:WMG), today announced the formation of a landmark joint venture, MySpace Music." (*Reuters April 3, 2008*). This demonstrates the limitless possibilities in how online communities can be used.

Online video continues to expand as well, with sites like YouTube.com providing a free distribution outlet to anyone with a camera. It has expanded well beyond the home grown self broadcasting concept it started with to now include trailers to promote full length theater films and TV shows.

"When the fourth season of 'The Office', an NBC comedy, had its premiere in September 2007, one in five viewings was on a computer screen instead of television (9.7 million TV vs. 2.7 million OL). "The Office is on the leading edge of a sharp shift in entertainment viewing that was thought to be years away." -- *New York Times, Serving Up Television without a TV Set, March 10th, 2008.*

In the past six months, *Grey's Anatomy* has been streamed 26 million times, and analysts say that *Heroes*, *Ugly Betty*, *CSI*, *House* and *Gossip Girl* are some of the other online hits. Furthermore, other, less known shows, like *Chelsea Lately*, a late night talk show hosted by Chelsea Handler launched in July (2007) on the E channel, is effectively using the Internet and podcasts to promote the show through 3-4 minute clips.

"The consciousness of video on the Net has elevated pretty dramatically in the last year or so, and the next phase is really providing a higher quality video experience for that audience demand," said Sean Carey, senior vice president of Sony Pictures, which launched six comedy originals last month on its online comedy network CSpot via Crackle, YouTube, AOL Video and Hulu.

"Among the 18-34 set, the proportion who watch online videos on a weekly basis increased forty-two percent, up from twenty-eight percent last year according to a February 2008 study by Leichman Research Group. (*TV Studios Explore Online Horizons – Buenos Aires Herald March 16, 2008*).

Because of these and other continually changes trends, the Company has identified particular areas, and projects within those areas, that it is focused on exploiting.

ONLINE PUBLICATIONS: *i2 Interactive Media division*

The target markets for the Company owed online communities, magazines and resource centers are niche specific lifestyles and interests, and therefore, are significantly smaller than the mass markets reached by sites like My Space, Facebook or YouTube. Yet, while the entire North American market for the Company's TG LIFE.com site, whose demographics range from 21 to 70 years of age, only has 8 million potential members, the potential North American market for the Company's planned TeenPopStar.com, with a demographic ranging from tweens (8-12 years old) to late 20s, is 45 million. This demonstrates the significant variance from niche to niche.

Both website communities however, as well as most of the Company's future planned websites, have, or are expected to have an international member base to increase that potential member base even further.

The Internet is about access to information, communication, products and services, and people spend countless hours collecting various bits of information from various places. The profile of our target customer is someone with a specific niche lifestyle or interest that would enjoy having all that information, entertainment, community, and resource in one place: a vertical marketplace.

And, because our sites are niche specific, our member base is more likely to buy products and/or services from advertisers with niche specific products and services geared towards them.

Based on current trends and recent history, networking and magazine sites need to attract one million (1,000,000) unique visitors per month to be considered as a viable acquisition candidate by the multi-national buyers of online properties, such as News Corp or Universal/ NBC.

VIDEO PRODUCTION: *Inicia Studios*

While most of the video market overview was provided in the opening paragraph of this section, it is noteworthy to point out that there are some shows being created specifically for the Net. Independent directors and producers enjoy the quick access that the Internet provides, while larger studios are beginning to see the Internet as a testing ground for new programming and also using it as a promotional tool for existing programming.

The Company has experimented with low budget format programs that it was able to produce with advertising advances provided by its publishing advertisers in exchange for a target number of viewings. The Company then distributed those videos via its online website publication as well as YouTube.com. Those ten low-cost videos shot for www.tglife.com have since generated over five hundred thousand views on YouTube.com.

The Company therefore believes that it can produce higher quality programming for a moderately increased budget, which will attract a larger loyal viewership for several of the Company's niche lifestyle/ interest publications and communities.

THIRD PARTY CONTRACT SERVICES: *i2 Media Lab division*

There are tens of thousands of third party service companies worldwide that provide the same services as that of i2 Media Lab, which includes computer software programming, website design and development, graphic arts design, online animation, and website hosting. And each of those companies can range in size from a single sole proprietor to a company with hundreds of employees.

In today's marketplace companies are reaching out to third party development and design companies more and more as they know that to be competitive they need a presence on the Internet. Therefore they need a website, or in many cases need to upgrade their existing websites.

i2 Media Lab approaches the market two ways. First, it will accept job by job programming and design work on a contract basis; either by the hour or a flat project rate. These jobs can be as simple as encoding a single website page, to developing a full database driven website, or developing applications to run sales, operations or accounting functions within a company's interoffice network.

Second, i2 Media Lab has been developing complete turnkey website solutions that it intends to license to clients on a recurring basis. A client may be looking to contract a company to develop and design an e-commerce website, for example. The cost for them to have a contract one built might be approximately $3,000. While i2 Media Lab can do this work, it can also offer that client the option to license the already previously completed software to run that website to reduce the set up time, reduce the upfront cost, and have an ongoing upgrade and maintenance program for that software. In this case the client would pay a set up fee of $500 and then a monthly recurring fee of $300 per month (or $5,000 set up fee and $1,500 a month for the larger publishing model), which includes the design of the website, free upgrades of any new generation of the software, the hosting for that website, maintenance of the hosting server, all for a single monthly fee. This provides the customer with a no hassle approach that provides them the site they need and allows them to focus on their core business.

The Company is currently developing publication, e-commerce, and private community models. For each customer a new look and feel would be created, however the underlying software is the same. Thus, the small i2 Media Lab staff will in time be working on one website model that serves a multitude of clients, rewarding the Company with an efficient, cost effective model for growth and profits.

DIGITAL SOFTWARE PRODUCTS: *i2d division*

As indicated in the opening paragraph of this section, the emergence of the digital age is only as limited as one's imagination. To be active in this market one needs to first and foremost have an understanding of consumer trends, vision to foresee what the consumer has not yet thought of, and the practical ability to create and/or acquire the software, package and distribute it.

The digital software market is broad and fragmented; with some companies creating multi functional products, while others create single function applications. There are even programmers that focus solely on "widgets," pieces of software that work on the backend or in association with another product.

The areas that the Company intends to focus on include digital music recording and enhancement products, gaming applications, and widgets delivered via (a) social networks, like Facebook and MySpace, (b) media devices such as iphones, cell phones, and iPods, (c) website downloads, and/or (d) traditional CD/DVD outlets.

## COMPETITION

In all four areas of the Company's operations and planned operations, there is intense marketplace competition. However, the Company believes that its business plan takes in account the areas in which it can exploit the marketplace.

ONLINE PUBLICATIONS: *i2 Interactive Media division*

The target markets for the Company owed online communities, magazines and resource centers are niche specific lifestyles and interests, and therefore are significantly smaller than the mass markets reached by sites like My Space, Facebook or YouTube. Thus, the Company will not be competing with these larger entities. Those sites were mentioned earlier strictly to illustrate current trends in the marketplace for social networks that the reader of this document could identify with.

While all the Company owned and joint ventured websites will include social networking capabilities, they will also include niche specific text, photo and video content. Other services may vary from one site to the other, as some will sell products while others don't. But all of the sites will sell advertising, which will range from as little as $137.50 (for a 125x125 size banner ad for three months on an article page to $275 for a 200x250 banner ad), to $250.00 for a home page banner (468x60) and $350.00 for a flash ad or $1,000 per year. These are examples. These numbers can fluctuate based on the traffic that each site attracts, and thus we present these numbers as a low conservative that each site should be able to maintain at a minimum.

The publications, community, resource center sites compete for readers and members by providing entertainment, information and community (social) interactivity. Many of the Company's competitors charge membership fees. The Company does not, providing it -- in some cases -- with a competitive financial edge. But the main competitive edge that the Company will rely on is to provide more complete and comprehensive content, innovative tools for its members, and targeted consumers for its advertisers.

Within the smaller niche market there are literally thousands of sites around the globe clamoring for reader and member attention, some of which have already established large member bases. The Company will have to compete with these existing websites – and new emerging ones – in a continuing effort to stay viable.

While the Company believes that it can penetrate the marketplace with a better product, using its seamless environment concept, among other things, there are no assurances that before it can succeed in that effort that a larger and better funded company may not simply adopt the Company's concepts and re-tool their own software architecture to out maneuver the Company. The Company plans on filing patent pending registration for its software and website architecture wherever applicable, but there is no assurance that such patent (s) will ultimately be approved. Accordingly, the Company must not only rely on the existing online website model, marketing plans and any special promotions concepts it has, but also Management's ability to keep moving forward creativity to stay ahead of its competitors.

The niche space however is created mostly by smaller entrepreneurial home grown endeavors. And while they are all passionate about their websites, the Company expects to be better financed than many of its competitors and therefore better able to generate more professional content, deliver that content more consistently, and market that content with greater impact. Furthermore, because the Company has a self sustaining in-house software division it can maintain a lower cost of operation to output ratio than its competitors.

**The first of the Inicia online website communities was TGLIFE.com**, a site by, for and about the transgender community. It currently has three primary commercial (privately owned) competitors: URnotAlone.com and TGForum.com in the USA and Trannyweb.com in the UK (ranked 59,000, 389,000 and 1,300,000 respectively on Alexa.com, -- the website ranking system owned by Amazon.com). All three of these entities have been fully functional and 'on the web' since the 1990s, providing them with a ten year head start over TGLIFE.com, which was launched in BETA mode in 2006 as it continued to build out the site section by section. As of this writing TG LIFE has not yet fully completed all if it's planned site functionalities, nor has it engaged in any promotional efforts to date, other than its weekly newsletter to existing members. Yet it is still ranked 1,100,000 according to Alexa.com. Thus, it has already surpassed Trannyweb.com, and its monthly visits have jumped from 25,000 (January 2008) to 41,000 (April 2008). Although no assurance can be given, the Company projects that with the full completion of all the site functionality (using a new generation of encoding) and effective promotional campaign, it can over take all three major competitors within twenty four (24) to thirty six (36) months.

Subsequently, while the Company continues to operate TGLIFE.com, it will also approach (some or all) of those competitors (and others) to explore the feasibility to acquire, merge, or create a co-op with them in an effort to lower combined costs, eliminate redundancy, and increase profits. Moreover, it may then be in a potential position for the combined entity to be sold, or merged, with a larger online publisher (for example, PlanetOut, a gay publication that has some, but very little penetration into the transgender market, but is synergistic with it) that needs or wants addition traffic and market share to position itself for sale to a multi-national by increasing its aggregate monthly viewership. Such arrangements, acquisitions or sales should be interpreted as potential opportunities only, rather than set goals. Our goals remain consistent: to generate profits and increase shareholder value by whatever means are available to us.

This approach, where applicable, will be applied to all of the Company future planned sites, but doesn't necessarily mean that any of the sites will in fact attract a buyer, or that the Company will choose to accept terms offered by them, and thereby reserves this strategy as an option only as opportunities present themselves.

**The second site scheduled for launch, within ninety days of the completion of this Offering Statement, is Mix Lab**, a site geared towards sound recording engineer enthusiasts. The site intends to incorporate all of the magazine, resource and social networking components that TGLIFE utilizes, but also add a module that would allow members to actually mix sound recordings – just like they would in recording studio – online, and they can then present that musical work on the site for critiques by career engineers and members, and compete in contests for prizes, scholarships and other incentives. There is currently NO online community like this – in breadth or scope that we are aware of. Furthermore, the Company management has career relationships with engineering schools, professional recording engineers, music engineering authors and columnists, and those in management at record labels and record distribution companies, which all combined provides the company with a very competitive edge to make a large footprint in this niche space.

**The third site scheduled for launch, within ninety days of the completion of this Offering Statement, is Expat 360**, a site for expats living overseas, but also catering to tourists and travelers. While the exact number of expats living abroad is not currently known, the trend of American's, Britons, German's, Australians, Canadians and other Western Europeans relocating to foreign countries has been on the rise over the past decade. The leading online publication for international expats is TheEscapeArtist.com, ranked at 15,341 on Alexa.com, followed by InternationalLiving.com at 54,000. Both sites are fully functioning commercial ventures. However, they are more focused on overseas real estate rather than day-to-day Expat living. Neither of these two sites localizes or categorizes its content effectively, or provides a robust online member community. As such, the Company intends to compete by providing information, community, interactivity and resource not provided by its competitors, and build a global, yet localized writing staff, in this large, yet mostly untapped and growing demographic. The site would focus first on Buenos Aires, which is one of the fastest growing expat locations in the world today, where the Company has people on the ground, and locals to help navigate and build its local content and member base. The Company then intends to embark on a round the world development and marketing trip to build its writing staff, attract local expats as members, and create brand awareness for local and global businesses and advertisers. Targeted locations include Costa Rica, Panama, Colombia, Cuzco Peru, Rio de Janeiro Brazil, Madrid Spain, Namibia Africa, Bangkok Thailand, Vietnam, Shanghai China, Abu Dabi and Dubai (Arab Emigrants), and others to be named at a later date.

Competition for the Company's other planned sites either don't exist, or change rapidly, leaving the Company to reassess those markets and competitors at the appropriate time.

More information about the planned future website publications and communities are currently under review. Information can be provided upon request.

VIDEO PRODUCTION: *Inicia Studios*

The Company intends to produce two types o video programming.

In 2007 the Company began to experiment with low budget format programs for its www.tglife.com site, initially conducting on air interviews. It raised the small production money needed from advertisers ($500.00 each) in exchange for their (the advertisers) video ad to precede the program itself. The programs were then aired on YouTub.com. The advertiser's ad would remain at the beginning of the program, it was agreed, until it received 50,000 views. To date the ten Company videos have generated a combined five hundred thousand (500,000) views.

The Company has therefore decided to expand this concept by creating higher quality format programming, some of which will be recurring formats, like the Tonight Show for a specific niche, for example. There may also be one- off, non-recurring specials for niche interest as well, which could be shown on the company websites, YouTube.com and others, as well as be licensed to cable/TV, in some cases.

With the advent of destination sites like YouTube.com, essentially providing a free distribution pipeline to would-be producers, the short form video space is very competitive. But the Company expects to be able to compete in this space as (for the Company) it is a companion product that will be cross marketed via the website of the same niche. The existing website member base will be built in viewers for the videos, while the videos (on sites like YouTube.com) will attract new viewers who may in fact become subscribers of the recurring format video program, as well as members of the niche website

The Company is not a work-for-hire production company, and only embarks on producing projects that it owns and or coproduces. As such, it does not earn production fees. It only earns advertising or licensing fees for the programs that it creates.

The Company also intends to produce long form creative and documentary feature presentations as well, on a limited basis, if and when it can acquire or create projects that contain narratives of interest, be produced on a small budget, and employ the right professionals on a job by job basis. The Company has relationships with many producers and production facility companies, and believes that in some cases it can produce, in part or in whole, programs on "spec," where the company supplying the filming equipment, and/or post editing facilities or service would do so for a share of the back end profits in lieu of upfront fees, thus reducing the Company's risk.

The financial range of programming that the Company will consider producing will range from a low of $5,000 in cash to as much as $50,000 in cash. Traditionally, these costs can be recouped through US cable/TV licensing fees, leaving additional revenue to be earned through US theatrical and all foreign revenue channels.

The Company will compete in long form feature programming via the international film festival circuit. In its short format or one-off programs, it will promote directly to a niche audience that the program was intended, through its own niche oriented website for that niche, and/or YouTube.com and other Netcast (Internet based) distribution channels.

There are literally thousands of production companies competing in the video production marketplace, and there is no true formula for success except a great finished product. To that end, the Company will reply on management to demonstrate its ability to identify great projects and to cost effectively deliver those projects to the marketplace.

THIRD PARTY CONTRACT SERVICES: *i2 Media Lab division*

There are tens of thousands of third party service companies worldwide that provide the same services as i2 Media Lab, which includes computer software programming, website design and development, graphic arts design, online animation, and website hosting. And each of those companies can range in size from a single sole proprietor to a company with hundreds of employees.

Large companies such as GoDaddy.com offer hosting at a slightly lower cost than the company, and have a large budget to promote their services. The Company does not. Therefore the Company offers website hosting as loss leader -- despite making a marginal profit from it to date – as a service to website development clients so as to provide a full service solution and strengthen service provider-client relations. But the Company has no plans in the immediate future to attempt to compete in the hosting market.

i2 Media Lab is competitive in the work-for-hire market as a contract website design, software and website development service provider due to the fact that it's lead programmer is based in Buenos Aires, Argentina, which affords the company a lower cost of operation to its competitors in the US and UK. With seven years experience plus master certifications in all computer programming languages, the programming services that the Company can offer are of a much higher caliber than US or UK based services in the same price range. To US and UK based businesses, i2Media Lab can provide lower costs and higher quality without the language barrier that they would encounter for other off-shore services found in places like China, India or the former Soviet Union. Moreover, the Company has access to many other free lance programmers and graphic designers in Argentina as well, and as the opportunity arises may expand its design and development team there.

Another way in which i2 Media Lab intends to be competitive is to provide clients with the option to lease software as opposed to having it built exclusively for them. Most websites fall into one of several categories, such as online publishing, social networking, resource center (business listings), and/or e-commerce. The Company is thus developing comprehensive models that can be used as a foundation, and then modify the model for each customer's specific needs, with a look and feel exclusive for them. The Company will be able to do this quickly and cost effectively.

By doing so the Company can offer a website that a client may pay $40 - $60,000 to have built, for as little as $5,000 to $7,000 in set up fees with a monthly lease payment of $1,200 - $2,000 per month. This price includes the cost and maintenance of hosting that site as well. Using this business model the Company intends to build a subscriber base that can grow exponentially in relation to the in-house work to maintain the software for that subscriber list. This provides the customer with a no hassle approach that provides them the site they need faster and cheaper with ongoing support that allows them to better focus on their core business.

The Company is currently developing publication, e-commerce, and private community models. Thus, the small i2 Media Lab staff will, in time, be working on one of several website models, each of which serves a multitude of clients, rewarding the Company with an efficient, cost effective model for growth and profits.

DIGITAL SOFTWARE PRODUCTS: *i2d division*

Digital software design is a highly competitive area, and there are many companies that are better funded, better positioned and better organized than the *i2d* division of the Company.

Therefore the Company intends to seek out unique opportunities to create products that will fulfill voids in the marketplace. The Company believes that with a high level of competency of its lead programmer, the combined expertise in certain areas of the music, film and media industry -- together with their collective vision and trend recognition abilities -- that it can successfully conceive, develop, acquire or joint venture projects that will fulfill voids within the consumer marketplace and deliver that product at a profit.

Currently, the Company had only one digital product in development, which when completed is expected to be a mass market product. With a price point of between $9.99 - $14.99, the IQM Digital Music Enhancer will be sold initially via website downloads and through digital devices such as iPhone, and sold also in CD format through retail outlets. The product is intended for any consumer that has a digital music library that they listen to via playback on their iPOD, cellular phone, and car or home audio systems.

This division of the Company can be considered a "boutique" operation; maintaining a very low operational overhead (burn rate). It will identify very niche product needs, and then move quickly to develop a product to fulfill that need, spending money only in direct relation to the product itself on a project by project basis; for packaging, distribution, promotion and advertising.

Success for this division to out maneuver the competition requires great ideas, well crafted products, and speed in getting that product developed, packaged and delivered to the marketplace. The Company believes it can overcome these challenges due to its lack of red tape that larger companies must endure, a small focused team giving one hundred percent effort to one product at a time, and its focus on products that fall just under the radar of larger digital product companies.

## MARKETING PLAN

**NOTE: All of the Company's sales, advertising and promotion efforts will be funded by this offering, and then continued from sales revenues thereafter**

***Sales Strategy:***

ONLINE PUBLICATIONS: *i2 Interactive Media division*

To reach and acquire advertisers for its online properties the Company will continue its direct sales efforts with small to medium sized advertisers, as well as utilize outside ad sales agencies, and others, to approach and manage larger potential advertisers. The Company – through its first website community, www.tglife.com --- has currently established forty active advertisers, many of whom have expressed an interest in advertising on some, or all, of the future planned i2m websites.

With the online publications being localized, every city page within a given site in effect becomes its own mini-website. To that end, the columnist for that city will not only write the articles about people, places and events for that city, they will also post upcoming events and aggregate local news, in exchange for a percentage of revenue generated by advertising on those pages. Thus, as the overall site grows city by city, each of the city writers will be motivated to become local ad salesmen as well.

Additionally, the Company has established a working relationship with AMERICA'S MEDIAMARKETING, Inc., a company that specializes in the selling of ad space on webs sites. Advertisers that they have worked with to date include the Oxygen Channel, as well as magazines such as Redbook, Money, Fortune, PC World, and Newsweek. AMERICA'S MEDIAMARKETING, Inc also works with smaller advertisers and has successfully sold ad space on www.tglife.com for which TGLIFE.com pays them (AMERICA'S MEDIAMARKTING) a fifteen percent (15%) commission.

The Company has also held conversations with RIVENDELL INC., a company that exclusively works with the GLBT community in securing ad revenue from corporate 100 and 500 companies. Their client list includes industry leaders such as HBO, Miller Brewing, Sony Music, and US Air. They have indicated to management that they would be interested in promoting TGLIFE.com – an online website by, for and about the transgender community, which is owned by the Company – to their clients once the site emerges from BETA testing and increases its visitor traffic.

As the Company launches other websites, such as Expat 360, The Mix Lab, Teen Pop Star and others, it will seek out other third party ad sales agencies that work in the demographics and genres of those sites to form similar relationships.

VIDEO PRODUCTION: *Inicia Studios*

Inicia Studios' sales efforts will include:

- *Format Programming*: pre-selling ad space on all format programming produced by the Company for NetCast distribution (Internet viewing) on the Company websites, YouTube.com and other online distribution outlets.
- *Narrative Documentary and Creative Feature Films:* Will pre-sell ads and product placement when applicable. Once completed, films will showcased via applicable worldwide film festivals in an effort to secure critical reviews, media buzz, and licensing agreements for theatrical, cable/TV, and DVD distribution.

THIRD PARTY CONTRACT SERVICES: *i2 Media Lab division*

To generate sales for the Company's services, it: (a) relies on word of mouth based on the reputation of management and past performance, and (b) solicits clients' that list available contract project work on various Internet sites. The Company believes that it can generate enough work for its development team with a grass roots promotion effort, retaining profits rather than spending them on an expensive sales imitative, which if successful would require the hiring of additional personnel, which may generate higher gross sales, but may not increase bottom line profits.

DIGITAL SOFTWARE PRODUCTS: *i2d division*

The Company currently has one project in development, referred to as IQM; a software product that allows users to enhance their digital music on their desktop or laptop computer. The sales efforts of this product will be in the way of joint ventures for various distribution outlets. Through tradition distribution channels for a DVD of the software, the Company will pursue sales/ distribution agreements with national retail chains like Wal-Mart, Target and Best Buy, and other smaller retailers where iPods are sold. Digital distribution will include iPhone, the Company websites, and others where potential customers can "download" the software.

The Company may seek out third party sales agencies to explore, sell and negotiate these distribution channels, and maintain such relationships so that the Company can remain focused on its core functions and avoid building additional staff for the near future. It will also attend and present its products at various trade shows, such as NAMM, the music products trade show that occurs each year in Anaheim California during January.

***Advertising***: The Company will pursue a very narrow advertising strategy, utilizing advertising on a project by project basis. Note however that the Company intends to utilize industry and media contacts to generate attention to its services and products through media stories: see Promotions below.

ONLINE PUBLICATIONS: *i2 Interactive Media division*

- Online search; all of the Company online publications, communities and resource centers will have a moderate budget for Google AdWords; to place an ad about a particular Company site in the featured search return on the Google Search Engine, paid on a visitor click-thru basis. By using this tool the Company can set a maximum monthly expense – by website – and a value for each click-thru to Company website from a Company sponsored search result on Google.com. The Company expects that this per click rate will range between .10 to .50 per click, but will review the results of this program monthly and adjust it according for the maximum benefit of the Company.

- Trade Advertising: Certain Company online publications, communities and resource centers will utilize trade publications to generate brand awareness amongst potential readers. These include, but are not limited to, Mix Lab, Trans Matrix, and Teen Pop Star.com, and other Company sites that have a strong traditional publication readership.

VIDEO PRODUCTION: *Inicia Studios*

- Format Programming: Like the websites themselves, all format video programs will utilize online search (Google AdWords) as a way to attract new viewers. Most of the Company online publications, communities and resource centers will have – to some degree – videos written for that niche genre, and will have a moderate budget for the placement of its links in the Google search engine.

❖ Long form creative features and documentaries: While some programs will utilize advertising as a means to increase product awareness and thereby increase its chances to generate profitable distribution licensing deals, others will not. The determining factors will be based on the demographic that the program is geared towards, the competition that exists in the market place at the time a program is completed and the buying patterns of the national and international distribution channels at that time.

It is expected that most, if not all, advertising for these projected feature length HD video programs will be geared towards the buyers of video content representing national and international distribution channels. Such advertising would be in trade and festival guides at the many film festivals throughout the world, including major festivals (where the film will be screened, if accepted) such as the Cannes Film Festival, Berlin Film Festival, Venice Film Festival, Toronto Film Festival, New York Independent Film Festival, Sundance Film Festival, and others, as well as smaller genre specific festivals such as the many GLBT (gay, lesbian, bisexual and transgender) or other narrow niche festivals that are hosted worldwide.

There are also two industry specific trade shows the Company intends to attend: MIPCOM, the television tradeshow in Cannes France that occurs in October, and MIPTV, also in Cannes, France in April.

THIRD PARTY CONTRACT SERVICES: *i2 Media Lab division*

I2Media Lab will utilize click-thru ad placement in Google search engine returns, as described in more length in the Online Publishing section above. The Company will additionally have its company contract and services capabilities posted on various business listing sites, and create profiles for its principal designers and developers on professional specific network sites such as Linkedin, Plaxo, and others, and also more general specific personal network sites such as MySpace.com and Facebook.com.

The Company will from time to time advertize its turn-key website licensing solutions in business trade magazines, both in print and online. However, management does not intend to utilize this advertising outlet until such time that the division is a self-sustaining profit center.

DIGITAL SOFTWARE PRODUCTS: *i2d division*

The Company intends to generate sales for its digital products through both digital downloads (downloading the software from our website to a customer's computer), traditional DVD/CD point of purchase retail outlets, and through digital mobile devices such as iPhone.

The Company's digital software products will utilize Google AdWords, traditional print advertising in trade magazines, online magazines, and product circulars to attract potential customers to the Company website, other websites and digital device distributional channels (like iPhone) where the product can be purchased in digital download format. It will also advertise in traditional retail outlets where the product can be purchased in DVD/CD format via in-store flyers and point of purchase ad programs. .

***Promotion***:

- **Press Releases:** The Company will regularly send out press releases about its staff, new products and services, and market and/or financial success stories to generate media interest.

- **Media Stories:** The Company will use contacts it maintains to develop media worthy stories about new innovations, products and services, and any success stories about the Company, its staff or its products and services

- **Media Promotion:** The Company staff, considered experts in their respective fields, will actively make appearances to create brand, product and service awareness by :
  - Serving as keynote speakers and panel members at conventions, forums and trade shows.
  - Being interviewed for radio and print publications, as well as contributing articles to various publications.

- **Promotion Tours:** Some of the Company's niche markets will lend themselves to promotional tours, where Inicia will produce informational town-hall meetings and summit forums. In many cases these public functions will be broadcast via the i2m websites, sometimes in real time and interactive; or as a segment piece of a regular show format, and/or part of a larger packaged documentary. The tour will provide a newsworthy public service, as well as promote the Company and its brands. In many cases the Company will produce or joint venture to produce other entertainment events, like parties or performance shows, and/or job fairs to coincide, enhance and broaden the summit/forum event to expand turnout and media coverage.

- **Contests:** Each of the Company website niche communities will have a series of contests in varying categories, driven by member voting,

- **Member Promoting:** Due to the seamless environment of the site structure, i2m will pay members a percentage of advertising revenue that is generated on that members' page (s) to motivate them to become self-promoters.

## DESCRIPTION OF PROPERTY

The Company currently occupies space at 360 East 55th Street, Suite 13G, New York, New York 10022; office space used by the Company's CEO to conduct day-to-day business and host meetings. This space is equal to approximately 400 square feet of the total 1000 square feet at that location. Our rent is $200.00 per month. We have no lease and have a month-to-month agreement with the leaseholder of the space. The space is adequate for the current needs of the Company. If the month-to-month tenancy was to end, it would not have any significant disruption of operations. The Company intends to eventually lease a formal corporate location where it can consolidate all of our New York, NY metro area personnel and operations (public and media relations, marketing, business and legal affairs, M&A, and the new products group) -- to accommodate Bruce Dugan, Mary Ann Zimmer, Jesse Schraft and Robert Buontempo, and any future employees -- under one roof. Currently, management operates out of their respective home offices. These home offices are located at (Bruce Dugan) 360 East 55th Street, New York, NY; (Mary Ann Zimmer) 401 East 74th Street, New York, NY; (Jesse Schraft) 202 East 6th Street, Apt. #3, New York, NY; (Robert Buontempo) 16 Jacques Road, #14, Elizabeth, New Jersey.

The online operation (consisting of advertising sales, online content development, and editorial and community management) is currently located at the home of Larry Schulze at 1615 Crestwood Drive, Harrison, Arkansas.

The Company's software development studio is located at Uruguay 1279 (5:A), Capital Federal, Buenos Aires, Argentina 1016. The facility is comprised of approximately 1,000 square feet and is sufficient for the needs of the Company for the foreseeable future. The Company does have a formal lease that began on August 1, 2008 and ends on August 1, 2010. The lease is for the amount of Thirty-Three Hundred Argentine Pesos (3,300) per month, which at the time of the lease signing was converted at a rate of 3-to1 Argentine pesos to the US Dollar., or approximately US$1,100.00. By March 2009 said conversion rate had changed to 3.67 to 1, or US$899.00. This monthly rate includes rent, water and taxes at that location.

## OFFERING PRICE FACTORS

**4. If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.**

N/A

**5. What were net, after-tax earnings for the last fiscal year?**
**(Losses show in parenthesis.)**

Total: ($5,174) or (0.0051) per share

**6. If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.** N/A

| | | |
|---|---|---|
| Offering Price Per Share | = | (price/earnings multiple) |
| Net After-Tax Earnings Last Year Per Share) | | NOT APPLICABLE |

**7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.**

$ 552 in total or $0.00054 per share

**If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.**

Inicia Incorporated to date has (prior to the merger with Elgin Technologies, Inc – ELGN, which occurred on September 23, 2008) been operating only one online website community (that is still being developed while it generates ad revenue) while it intermittently generates additional revenue through the efforts of it's' i2 Media Lab division (3rd party software/ website development services). The other two divisions, i2d (Digital Products) and Inicia Studios (Video production), have been in the preplanning development stage. These efforts are now at the point that with the completion of this Offering Statement those divisions, and the products/ projects thereof, are ready to be implemented. Moreover, the funds from this Officering Statement will also fuel the growth and expansion of the existing operations as well. Based on the existing www.tglife.com website model, the traffic of which grew from 25,0000 monthly visors to 43,000 between February 2008 and April 2008, and the test market ad supported videos for this niche has generated 500,000 views on YouTube.com, it is management's belief that with additional funding the Company will be able to increase the member base of this niche further and increase its ad revenue. Moreover, these tests support management's faith in vertical niche markets. At the same time, the *i2d* division's planned IQM product fills a desperately needed solution in the digital music marketplace. This void that IQM intends to fill is evidenced by other companies, such as Microsoft, that have released conceptually similar products, but that in management's opinion fell short of functional expectations by misunderstanding the needs of the consumer. This is further supported by the article entitled "*From LP to MP3*"in the December issue of Mix Magazine, which stated that the quality of digital music is significantly affected during the download process because the applications to retain the quality of the recording during the download process and through the digital distribution pipeline is not yet available. Hence, the IQM, which enhances the music on a consumers computer – after they download – management believes is the correct solution, and if the Company can get to the marketplace quick enough stands a good chance of realizing substantial product sales.

Secondly, in direct connection with said merger, the pre-existing shareholders of Elgin Technologies, Inc. have had their common shares diluted as a result of the issuance of common shares pursuant to this offering statement for the purposes of (a) providing a larger percentage of ownership to the incoming investors in accordance with this Offering Statement, and (b) to place voting control of the Company in the hands of new management so that it can move swiftly and uninterrupted in executing its short and long term strategies.

**(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)**

None

**8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)**

**If the maximum is sold:** 35.6 % (*56,000,000 to be issued divided by 157,238,000; consisting of 17,238,300 + 84,000,000 + 56,000,000*)

**If the minimum is sold:** N/A

**(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price or exercise or conversion price if common stock is not offered.)**

**If the maximum is sold:** $ 1,572,380.

**If the minimum is sold:** N/A

*** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $N/A .**

**(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)**

**Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.**

## USE OF PROCEEDS

**9. (a)** The following table sets forth the use of the proceeds from this offering:

| | **If Minimum Sold Amount %** | **If Maximum Sold Amount %** |
|---|---|---|
| | **If Minimum Sold Amount %** | **If Maximum Sold Amount %** |
| **Total Proceeds** | $0 | $ 560,000 |
| **Less: Offering Expenses** | 0% | 123,200 |
| Comm and Finders Fees | -0- | -0- |
| Legal and Accounting | $0 | $ 120,000 |
| Copying and Advertising | $0 | $ 2,000 |
| Salaries | $0 | $ 159,000 |
| Business Affairs | $0 | $ 29,000 |
| Office Expenses | $0 | $ 33,600 |
| Development/Promotion | | |
| Inicia Studios | $0 | $ 45,000 |
| i2 Interactive Media Publishing | $0 | $ 24,400 |
| i2d Software Products | $0 | $ 19,800 |
| Financial P/R | $0 | $ 6,000 |

| | | |
|---|---|---|
| Total Use of Net Proceeds | $0<br>0% | $ 560,000<br>100% |

**(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.**

***Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.***

Approximately thirty percent (30%) of the overall net proceeds shall be used for operating costs (salaries, rent, office expenses etc). The additional seventy percent (70%) shall be used for project/ product development, prioritized as follows:

a) The completion of the Company content management software program, which will (i) be used to support the company owned online community websites (and the launch of Mix Lab and Expat 360), and (ii) be licensed to third parties subscribers for them to operate their own content sites.
b) The completion of the IQM digital music enhancer software
c) The productions planned for Inicia Studios as indentified previously in this document.

**10. (a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.** N/A

**(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.** N/A

**(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.** N/A

**(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:** N/A

**11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.**

The proceeds from this Offering will provide the Company with the necessary funds for the subsequent twelve month periods so that management does not foresee any cash flow or liquidity problems during that time, and it is believed that the Company can become self-sustaining within during that time period. The Company has no significant outstanding indebtedness nor is it subject to any unsatisfied judgments, liens or settlement obligations at this time, nor does it expect to be in the foreseeable future.

**12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months and whether it will be necessary to raise additional funds. State the source of additional funds, if known.**

The proceeds from this Offering will satisfy the Company's cash requirements for the next twelve (12) months, including overhead and project development. Additional funds may need to be raised if any one of the Company projects should experience significant success or failure, or if the Company identifies a new project not currently accounted for.

**(b) If any substantial portion of the proceeds has not been allocated for particular purposes, a statement to that effect as one of the Use of Net Proceeds categories should be included together with a statement of the amount of proceeds not so allocated and a footnote explaining how the Company expects to employ such funds not so allocated. N/A**

## CAPITALIZATION

**Item 13. General**

As of September 30, 2008, the Company, by written consent of the Board of Directors dated September 17, 2008, drafted resolutions approving and adopting a Certificate of Amendment; the Company amended its Certificate of Incorporation to be authorized to issue 500,000,000 shares of Common Stock, at a par value $.01 per share and 1,000,000 shares of any number of series of preferred shares, as designated by the Board of Directors, with such rights and preferences as set forth by the Board of Directors, par value of $.01 per share. Accordingly, as of September 30, 2008, the latest practicable date, there are 17,238,300 common shares outstanding (issued to shareholders of Elgin Technologies, Inc. prior to the Inicia- Elgin merger of September 23, 2008. In accordance with the Elgin bankruptcy of 2007 all options, preferred shares and convertible shares issued to Elgin stockholders were cancelled, however the common shares remain valid and outstanding), $600.00 of loans payable outstanding, and paid in capital in the amount of $57,295 ($10,295 by Bruce T. Dugan, $10,000 by James Zimbler, and $37,000 by Keystone Capital LLC, an entity owned by James Zimbler.)

On or about October 2008, an additional 84,000,000 shares were issued to the Company's management; Mr. Dugan received 33,300,000 common shares, Mr. Schulze received 25,000,000 common shares, Mr. Delfino received 25,000,000 common shares, and Mary Ann Zimmer received 600,000 common shares respectively, bringing the total outstanding common shares to 101,238,300. The present Offering Statement contemplates the issuance of 56,000,000 new common shares, which if successful, would increase the total outstanding common shares to 157,238,300. The number of record holders of Common Stock as of September 22, 2008 was approximately 213 (issued prior to the Inicia-Elgin merger), and as of October 30, 2008 is approximately 217.

**Common Stock**

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have liquidation, dissolution or winding up, the holders of common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock.

**Preferred Stock**

Each preferred share allows the preferred shareholder to vote the equivalent of fifty (50%) percent of the current issue and outstanding shares of the Registrant to exercise control over the Company/Registrant. The Corporation has issued one share of preferred stock to New Century Capital Consultants Inc. and to Keystone Resources LLC. Each share is convertible at the option of the shareholder into 50% of the total issued and outstanding shares of common stock on the date of conversion.

**Price Ranges of Inicia Common Stock;** trading under the previous symbol ELGN, the Company traded from a low of $0.060 in December 31, 1999 to a previous high of $7.00 on June 30, 1998. The post merger stock has **(INIA)** has traded from a low of 0.001 in November 2008 to a high of .07 in December 2008, and is currently (April 30, 2009) 0.045

**Market Information**

The Company's Common Stock is traded on the Pink Sheets under the symbol INIA. However, prior to December 2008 the stock traded under the symbol ELGN as shown in the below table.

There is currently a limited trading market for the company's Common Stock with the price being very volatile. The following chart lists the high and low closing bid prices for shares of the company's Common Stock for each month within the last two fiscal years. These prices are between dealers and do not include retail markups, markdowns or other fee and commissions, and may not represent actual transactions.

| Quarter Ended | Low Bid | High Ask |
|---|---|---|
| March 31, 2001 | 0.08 | 0.50 |
| December 31, 2000 | 0.21 | 0.51 |
| September 30, 2000 | 0.15 | 0.32 |
| June 30, 2000 | 0.15 | 1.13 |
| May 30, | 0.10 | 3.00 |
| April 30, 2000 | | |
| March 31, 2000 | | |
| December 31, 1999 | 0.06 | 0.50 |
| September 30, 1999 | 0.13 | 1.88 |
| June 30, 1999 | 1.56 | 3.44 |
| March 31, 1999 | 2.25 | 3.75 |
| December 31, 1998 | 1.75 | 6.25 |
| September 30, 1998 | 6.00 | 8.38 |
| June 30, 1998 | 7.00 | 10.50 |

**Liquidation**

In the event of a liquidation of the Company, all stockholders are entitled to a pro rata distribution after payment of any claims. Note that upon any liquidation, New Century Capital and Keystone Resources LLC intend to exercise their rights to assume control of the Company through the conversion of their preferred stock to retain ownership of the public shell.

**Dividend Policy**

The Company has never declared or paid cash dividends on its common stock and anticipates that all future earnings will be retained for development of its business. The payment of any future dividends will be at the discretion of the Board of Directors and will depend upon, among other things, future earnings, capital requirements, the financial condition of the Company and general business conditions.

**Stock Transfer Agent**

Our transfer agent and registrar of the Common Stock is Pacific Stock Transfer Co., 500 E. Warm Springs Rd., Ste. 240, Las Vegas, NV 89119.

**Recent Sales of Unregistered Securities**

The information concerning the recent sales of unregistered securities required by Item 5 is incorporated by reference to the information set forth in Item 12. "Certain Relationships and Related Transactions" set forth hereafter. **None**

**13.** Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or re-financings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

| | As of: 09/30/08 (1) (2) | As Adjusted Maximum |
|---|---|---|
| Debt: | | |
| Short-term debt (average interest rate 0%) | $ 0 | $ 0 |
| Long-term debt (average interest rate 0%) | 0 | 0 |
| Total debt | 0 | 0 |
| Stockholders' equity (deficit): | | |
| stock — par or stated value | | |
| Preferred stock | 0.02 | 0.02 |
| Common stock — par or stated value | 38.2 | 0.01 |
| Additional paid in capital | 57,295 | 617,295 |
| Retained earnings (deficit) | (56,743) | (56,743) |
| Total stockholders' equity | 552 | 560.552 |
| Total Capitalization | 552 | 560,552 |
| Number of Common Share Outstanding | 101,238 | 157,238 |
| Stockholders' Equity per Common Share | $ 0.0000055 | $ 0.0035650 |

**NOTES:**

(1) 1,500 closely held (no par value) shares (of pre-merger Inicia Incorporated) were exchanged for 1,500 post merger shares of the Company, distributed equally to Bruce Dugan, Larry Schulze, Mario Delfino and James W. Zimbler. In October an additional (post merger) 33,299,625 shares were issued to Bruce Dugan; 24,999,625 to each Larry Schulze and Mario Delfino, and 600,000 to Mary Ann Zimmer, totaling 84,000,000 common shares of new issue in the post-merger Inicia Incorporated Company that were issued to Management.

(2) The financial information provided above does not include any financials regarding Eglin Technologies, Inc., as all of their assets and liabilities were eliminated pursuant to bankruptcy proceeding in 2007.

(3) There were 17,238,300 existing shares outstanding of ELGN common stock prior to said merger, which continue to be outstanding. All preferred shares of stock as well as options and convertibles prior to the merger were cancelled in accordance with the orders of the Honorable Carter Beatty, United States Bankruptcy Court in October 2007. There were two shares (2) of preferred stock subsequently issued (one share each) to Keystone Capital Resources LLC and New Century Capital Consultants Inc, respectively) upon completion of the aforementioned merger of September 23, 2008.

Number of preferred shares currently outstanding: 2, with a par or stated value: 0.01

| Class of Preferred Shares | Number of Shares Authorized | Par Value Per Share |
|---|---|---|
| | 1,000,000 shares | $.01 |

## DESCRIPTION OF SECURITIES

**14.** The securities being offered hereby are:
[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:__________
[ ] Other:__________

**15.** These securities have:
Yes No
[ ] [X] Cumulative voting rights
[ ] [X] Other special voting rights

[ ]  [X] Preemptive rights to purchase in new issues of shares
[ ]  [X] Preference as to dividends or interest
[ ]  [X] Preference upon liquidation
[ ]  [ ] Other special rights or preferences (specify): ______________________________________________
Explain:

**16.** Are the securities convertible? [ ] Yes **[X] No**
If so, state conversion price or formula.
Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

**17. (a)** If securities are notes or other types of debt securities: **None**

(1) What is the interest rate?________%  **N/A**
If interest rate is variable or multiple rates, describe: ______________________________________________

(2) What is the maturity date?____ /____ /____ **N/A**
If serial maturity dates, describe: ____________________________________________________________

(3) Is there a mandatory sinking fund? [ ] Yes **[X] No**
Describe: ____________________________________________________________________

(4) Is there a trust indenture? [ ] Yes **[X] No**
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes **[X] No**
Describe, including redemption prices:______________________________________________________

(6) Are the securities collateralized by real or personal property? [ ] Yes **[X] No**
Describe: ____________________________________________________________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination. **N/A**

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________ **N/A**

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $_______ **N/A**

How much indebtedness is junior (subordinated) to the securities? $ ______ **N/A**

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities. **N/A**

| | **Last Fiscal Year** | | |
|---|---|---|---|
| | **Actual** | **Pro Forma** | |
| | | **Minimum** | **Maximum** |
| "Earnings" = "Fixed Charges" | ____________ | ____________ | ____________ |
| If no earnings show "Fixed Charges" only | ____________ | ____________ | ____________ |

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements .

**18.** If securities are Preference or Preferred stock: **No**

Are unpaid dividends cumulative? [ ] Yes **[X] No**
Are securities callable? [ ] Yes **[X] No**, Explain:

Note: Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.

**19.** If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise: **N/A**

**20.** Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis): **N/A**
$________.

## PLAN OF DISTRIBUTION

**21.** The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are: **None**

Name: **N/A**
Address: ______________________________

______________________ ______________________
Telephone No.: ( )______________________

**22.** Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. **None**

Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.) N/A

**23.** Describe any material relationships between any of the selling agents or finders and the Company or its management. **None**

Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

**24.** If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made: **By the Board of Directors (see section 29 through 35).**

Name: ______________________
Address: ______________________
Telephone No.: ( )____________

**25.** If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes**[X] No**

**26.** (a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised: **No escrow needed.**

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
Will interest on proceeds during escrow period be paid to investors? [ ] Yes**[x] No**

**27.** Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined: **There will be no resale restrictions.**

## DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

**28.** In the past five years, the Company has not paid dividends, made distributions upon its stock or redeemed any securities.

## OFFICERS AND KEY PERSONNEL OF THE COMPANY

**29.**

**1. Name: Bruce T. Dugan Age: 52**
Title: Chairman, President and Chief Executive Officer

Home Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since 2005: As one of the founders, he developed the Company's strategic short and long range goals, assembled the management staff, and contracted various production teams. He raised the seed capital to launch the Company, as well as, developed its existing capital relationships. He will manage the Company's direction; public relations, oversee project development, marketing and promotions and business affairs. He also serves as Chairman of the Board of Directors.

First Drum, Inc: President 2002-2004: Founded the company for the purpose of co-producing a documentary (*The Last Poets* -- aired on the Bravo Channel 2003). As the executive in charge of production he raised production and marketing capital from third parties, negotiated domestic and foreign distribution agreements, managed licensing agreements, and accounting, and developed marketing strategy.

Prior to 2002, Mr. Dugan briefly served as CEO of Fortune Media Inc. after building a nationally distributed record company (Fortune Entertainment, Inc), which he founded and sold to Fortune Media, Inc., and then ran as a subsidiary of Fortune Media, Inc. He founded Blue Sky Entertainment Inc. and served as Executive Producer for the feature film Hot Wax Zombies on Wheels that was distributed in the United States by Pathfinder Home Entertainment in 2000, and founded and operated Big City Records, which was chosen for its record 'Soul King" as one of seven record labels representing indie music at the black music convention known as Jack The Rapper in 1990. He began his career in the commercial freight and transportation industries where his companies served corporate giants such as Dupont, Couristan Carpets, Sumitomo of America, Rubbermaid, MSC and many others. He served as president of Worldway Freight Systems, a small national freight brokerage from 1982 until 1985, Consolidated Services (a 150,000 sq. ft. warehousing company) from 1986 until 1988, and TFS America, a national trucking & logistics company and general warehouse firm that employed fifty until 1997. Building each company from the ground up he obtained experience in all aspects of the business; operations, sales and marketing, accounting, finance, time-sensitive logistics, and general management. He developed many work flow process and marketing strategies considered innovative and forward thinking in their time.

1984 – Bachelor of Arts / Northwest College, Tulsa OK

1980 – Freight Logistics Certificate: Rutgers University, Newark NJ

Director: (x) Yes ( ) No

**2. Name: Jesse Schraft Age: 28**
Title: Vice President and Chief Financial Officer

Home/ Office Address: 202 East 6th Street, Apt. #3, New York, NY 10003

Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated/ since October 20, 2008: He oversees all in-house bookkeeping, prepare budgets, forecasts, investment planning and perform financial analysis. Additionally he shall interface with banks, merchant accounts and other financial institutions and services. He will prepare all internal financial reports and work with external accounting and auditing firms to facilitate the timely and accurate delivery and filing of all financial reports.

JWS Financial Advisory, Buenos Aires, Argentina: Managing Partner/ June 2008 – Current: His responsibilities are to design and implement financial restructuring of early stage companies with a focus in the hotel, luxury travel, real estate, alternative foods, alternative energy, and web based industries. He conducts industry specific and macro-economic research and forecasting used to support executive business decisions, constructs in-depth forecasting models for future growth analysis and expansion based projects, formulates private placement deal structures for the raising of capital, and assumes all other financial responsibilities expected of a Chief Financial Officer.

Macquarie Bank Limited, New York, NY/ Managing Associate/ Sept. 2007 – June 2008: As a Desk Analyst OTC Derivative Trading and Structuring, Commodities Group, he analyzed various commodity investment strategies and structured OTC derivatives to capture relative trading strategies, successfully developed an institutional broker dealer sales desk which transacted OTC derivatives and structured products. He designed and underwrote 144A debt deals & revenue bonds structured around client's physical basis exposure, created investment thesis that successfully supported a $150M global structure; capturing diversified exposure to various agriculture positions, actively covered the entire commodity complex, indexes and commodity based equities in order to support hybrid trades, created 3rd party funding desk in order to provide SEC registered wrappers for structured trades to U.S. based banks, completed extensive training program focusing on OTC derivative pricing/design and related market fundamentals.

Morgan Stanley, New York, NY /Associate Desk Analyst, Proprietary Fixed Income: Oct. 2005- Sept. 2007: He analyzed various fixed income strategies & trades for institutional trading desk, provided market commentary and trade analysis for middle market accounts and institutional wealth managers, acted as divisional lead during launch of new commodity structured products with focus on research, positioning, and presentation; the scope of coverage included energy, metals, and agricultural markets. He also developed a market to support the creation of a structured note that effectively mimicked CDS in order to hedge high yield portfolios against looming credit correction, designed a relative value swap, which effectively reduced overexposure to distressed/HY credit positions while increasing rates exposure to a curve-steepening environment, successfully timed the exit and entrance of both respective markets. He conducted High Yield credit analysis in order to support trades, which were not covered by firm-wide research, assumed roll as OTC broker during conferences between analysts, traders, and potential clients with the intention of securing new assets, constructed diversified fixed income portfolios and perform analytics on individual accounts up to $300M in size, focusing on asset allocation models and individual account objectives, generated trade ideas from proprietary research to capture transactional opportunities across all product areas, performed daily OTC brokering between traders and portfolio managers during competitive bid/offer transactions. Moreover he consulted clients on transactions ranging from $2M to $300MM in size; providing research and analytics on multiple product groups including MBS, CDO, corporate bonds, high yield, agencies, cash/repo, municipals, foreign bonds, structured products, and convertibles, and increased Synthetic CDO sales by 300% through the implementation of Six Sigma process enhancements.

Lehman Brothers: Analyst: Capital Markets Risk Division Nov. 2004 – Oct 2005: He performed full cope audits on equities and fixed income trading desks, compared risk strategies with trading activity to verify VAR thresholds, analyzed derivative transactions to assure compliance standards, and consulted with various product departments on SOX 404 Compliance.

Ernst & Young New York, NY/External Auditor: Financial Services Division/ January 2004 – Nov. 2004:
Performed audits on large Hedge Funds, Mutual Funds, and Private Equities; personally managed two Hedge Fund audits during 2004 busy season. He completed industry certified training program on asset management clients, gained exposure to equities, fixed income, and derivative products, and consulted top tier banks on SOX 404 Compliance.

C-Cor Inc/ State College, PA/ Analyst: Internal Control/Sept. 2003 – January 2004: Financial control design of public company: Sarbanes-Oxley Compliance Management.

2003: B.S. in Financial Accounting, Penn State University; 2006: Series 7 and 63 Licensed

*Mr. Schraft is expected to serve in this capacity on behalf of the Company 10-20 hours per month. .*

Director: ( ) Yes (x) No

**3. Name: Mary Ann Zimmer Age: 58**

Title: Vice President of Business and Legal Affairs, Corporate Secretary &Treasurer

Home/ Office Address: 401 East 74th Street, New York, NY 10021; Telephone: (212)744-7410; Telefax: (212)744-7210

Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated since September 2008: Her responsibilities are to structure, negotiate and draft agreements for all media platforms, including agreements covering production and co-production, branded content, talent, distribution, licensing, sponsorships and promotions. She will also serve on the company's advisory board for strategic planning.

Law Office of Mary Ann Zimmer since 1987: Previously served as general counsel and vice president of business affairs for Arts and Entertainment Networks; directing the department responsible for all legal matters and business affairs for Hearst/ABC/NBC joint venture consisting of A&E Network and The History Channel and related businesses. Currently she maintains a broad-based entertainment law practice (currently as a private practitioner and previously as a partner in a leading entertainment firm) representing US, Canadian and international media clients, including established and emerging television program services, advertising agencies, production companies, filmmakers, talent and nonprofit organizations in wide range of matters requiring extensive knowledge of entertainment law and industry transactions. She specializes in legal and business aspects of content production and distribution for television, film, and online/digital platforms, as well as matters relating to intellectual property, copyright, rights and clearances, content review, merchandising, and content, software and technology licensing.

As a founding member of the Entertainment, Arts & Sports Law Section of the New York State Bar Association, Mary Ann continues to serve as an officer and committee chair. She is a member of the board of the International Academy of Television Arts & Sciences, has been a judge for the International Emmy Awards, regularly lectures professional and academic groups on business and legal matters affecting the entertainment industry, and has taught a graduate seminar in television and radio program development at Brooklyn College.

1977 LL.M. in Labor Law (with honors), New York University School of Law
1975 J.D., Case Western Reserve University School of Law; editor of Law Review
1971 B.A. (with honors), New York University, Washington Square College

*Ms. Zimmer is expected to serve is this capacity on a part time basis, 10-20 hours per month.*

Director: (x) Yes ( ) No

4. **Name: Mario E. Delfino Age 31**

Title: Vice President and Chief Technical Officer

Home Address: Av. Olzabal 5219 (2:9) Capital Federal, Buenos Aires, 1431 Argentina

Studio Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires Argentina 1016; Telephone: +54-11-4813-6536

Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since 2006: Co-founder of the contract services unit (i2medialab,com) he is the lead programmer for the company, and oversees the tech aspect of all project development.

Oki Doki Design Founder/ President 2000-2006: Served as lead programmer providing third party contract services to clients worldwide. His area of focus is the development of dynamic page database driven websites and 3d animation for Internet and broadcast distribution. He has Master certifications in all programming languages.

2007 – Software Programming (Flash) / IT Master / Buenos Aires, Argentina

2005 – Software Programming (Various) / Image Campus / Buenos Aires, Argentina

2001 – Programming Theory / Image Campus, Buenos Aires, Argentina

Director: (x) Yes ( ) No

5. **Name: Larry Schulze Age 58**

Title: Vice President; Online Publications

Home/ Office Address: 1615 Crestwood Drive Harrison, AR 70601; Telephone: (870) 391-2249

Corporate and Administrative Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since 2005: He heads the Company's online sales efforts; develops relationships with advertising sales agencies, prepares sales marketing strategies and content, and will develop a sales team. He is also Editor In Chief of the online publications division -- with responsibilities that include developing and aggregating content, hiring and coordinating writers and deadlines, and overseeing managing editors (as they are hired).

GTM Publications: Publisher 2000-2004: Founder and Editor in Chief of Girl Talk Magazine, a glossy life style print publication that was distributed into ten countries. He oversaw all aspects of the business; directly involved with ad sales, marketing, promotions, and the full magazine cycle: overseeing layout, design, content development, photography, print production and distribution.

Director: (x) Yes ( ) No

**5. Name: Robert Buontempo Age: 56**
Title: New Products Guru, Research and Development

Home/ Office Address: 16 Jaques Road # 14 Elizabeth, NJ 07201; Telephone: (908)282-9383

Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since October 2008: Using his extensive music background and trend recognition capabilities, his responsibilities are focused on the development of new software product and online service (digital music software, music recording and entertainment related websites) concepts by identifying voids within the commercial and/or consumer marketplace and developing concepts to fill those voids. He serves as project leader for those new concepts from inception to completion; researches the technology needed and that technology's availability, coordinates with in-house programmers (or contract services providers) to develop the product.

Self Employed: Before 2008: A career sound recording engineer, he operated a sound recording studio for ten years, serving as studio manager; designed and wired the studio, and ran day to day operations. He was a recording engineer for a wide variety of recording artists (many of whom were chart topping fold records, as well as GRAMMY nominated), and was a contributing music technology writer for many magazines such as Rolling Stone, MIX, Musician, EQ Magazine, Tape Op Magazine, and Artist Pro Magazine. For 31/2 years he moderated the leading forum for Pro Sound Web attracting over one million readers per month.

1987: State of New York, Private School Teaching License; Multi Track Recording,

1975: BFA in Video & Film / New York University, New York, NY

Director: ( ) Yes (x) No

## DIRECTORS OF THE COMPANY

**1. Name: Bruce T. Dugan Age: 52**
Title: Chairman, President and CEO

Home Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646) 233-4164

Office Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646) 233-4164

Inicia Incorporated: since 2005: As founder he developed the Company's strategic short and long range goals, assembled the management staff, and contracted various production teams. He raised the capital to launch the Company as well as developed its existing underwriting relationships. As president and CEO, he remains the Company's vision leader, will manage public relations, and oversee project development, marketing, promotions, and business affairs. He also serves as Chairman of the Board of Directors.

First Drum, Inc: President 2002-2004: Founded the Company for the purpose of co-producing a documentary (*The Last Poets* -- aired on the Bravo Channel 2003). As the executive in charge of production he raised production and marketing capital from third parties, negotiated domestic and foreign distribution agreements, managed licensing agreements, and accounting, and developed marketing strategy.

Prior to 2002 Mr. Dugan served briefly as CEO of Fortune Media Inc. after building a nationally distributed record company for its subsidiary Fortune Entertainment, Inc. Prior to that most of his career was in the commercial transportation industry where he founded and served as president for Worldway Freight Systems (a national freight brokerage firm), Transcom Frieght Systems and TFS America (a national trucking & logistics firm, and general warehouse), that served industry leaders such as Dupont, Couristan Carpets, Sumitomo of America, Rubbermaid, MSC and many others. He built his companies from the ground -- up wearing every hat in the company in the early years -- and developed many innovative work flow process strategies. His responsibilities involved hands on involvement for all aspects of the business; sales, marketing, operations, and finance.

1984 – Bachelor of Arts / Northwest College, Tulsa OK: 1980 – Freight Logistics Certificate: Rutgers University, Newark NJ

Director: (x) Yes ( ) No

**2. Name: Larry Schulze Age: 58**

Title: Vice President; Online Publications

Home Address: 1615 Crestwood Drive Harrison, AR 70601; Telephone: (870)391-2249

Office Address: 1615 Crestwood Drive Harrison, AR 70601; Telephone: (870)391-2249

Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since 2005: He heads the Company's sales efforts; develops relationships with advertising sales agencies, prepares sales marketing strategies and content, and will develop a sales team. He is also Editor In Chief of the online publications division -- currently containing two (2) online properties (eight more to be launched in the next twelve (12) months) – with responsibilities that include developing and aggregating content, hiring and coordinating writers and deadlines, and overseeing managing editors, as they are hired.

GTM Publications: Publisher 2000-2004: Founder and Editor in Chief of Girl Talk Magazine, a glossy life style print publication that was distributed into ten (10) countries. He oversaw all aspects of the business; directly involved with ad sales, marketing and promotions, and the full magazine cycle: overseeing layout & design, content development, photography, print production and distribution.

Director: (x) Yes ( ) No

**3. Name: Mary Ann Zimmer Age: 58**

Title: Vice President; Business and Legal Affaires

Home Address: 401 East 74th Street, New York, NY 10021; Telephone: (212)744-7410; Telefax: (212)744-7210

Business Address: 401 East 74th Street, New York, NY 10021; Telephone: (212)744-7410; Telefax: (212)744-7210

Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated/since September 2008: Her responsibilities are to structure, negotiate and draft agreements for all media platforms, including agreements covering production and co-production, branded content, talent, distribution, licensing, sponsorships and promotions. She will also serve on the Company's advisory board for strategic planning.

Law Office of Mary Ann Zimmer since 1987: Previously served as general counsel and vice president of business affairs for ARTS & ENTERTINMENT NETWORKS; directing the department responsible for all legal matters and business affairs for Hearst/ABC/NBC joint venture consisting of A&E Network and The History Channel and related businesses. Currently she maintains a broad-based entertainment law practice (currently as a private practitioner and previously as a partner in a leading entertainment firm) representing US, Canadian and international media clients, including established and emerging television program services, advertising agencies, production companies, filmmakers, talent and nonprofit organizations in wide range of matters requiring extensive knowledge of entertainment law and industry transactions. She specializes in legal and business aspects of content production and distribution for television, film, and online/digital platforms, as well as matters relating to intellectual property, copyright, rights and clearances, content review, merchandising, and content, software and technology licensing.

As a founding member of the Entertainment, Arts and Sports Law Section of the New York State Bar Association, Mary Ann continues to serve as an officer and committee chair. She is a member of the board of the International Academy of Television Arts and Sciences, has been a judge for the International Emmy Awards, regularly lectures professional and academic groups on business and legal matters affecting the entertainment industry, and has taught a graduate seminar in television and radio program development at Brooklyn College.

1977 LL.M. in Labor Law (with honors), New York University School of Law
1975 J.D., Case Western Reserve University School of Law; editor of Law Review
1971 B.A. (with honors), New York University, Washington Square College

Ms. Zimmer will work on behalf of the company on a part time basis, expected to be between 10-20 hours per month.

Director: ( x) Yes ( ) No

**4. Name: Mario E. Delfino Age: 31**
Title: Vice President and Chief Technical Officer

Home Address: Av. Olazabel 5219 (2:9) Capital Federal, Buenos Aires 1431, Argentina

Studio Address: Uruguay 1279 5:A / Capital Federal, Buenos Aires Argentina 1016; Telephone: +54-11-4813-6536

Corporate Address: 360 East 55th Street 13G, New York, NY 10022; Telephone: (646)233-4164

Inicia Incorporated: since 2006: Co-founder of the contract services unit (i2medialab,com) he is the lead programmer for the company, and oversees the tech aspect of all project development.

Oki Doki Design Founder/ President 2000-2006: Served as lead programmer providing third party contract services to clients worldwide. His area of focus is the development of dynamic page database driven websites and 3d animation for Internet and broadcast distribution. He has Master certifications in several programming languages.

2007 – Software Programming (Flash) / IT Master / Buenos Aires, Argentina

2005 – Software Programming (Various) / Image Campus / Buenos Aires, Argentina

2001 – Programming Theory / Media Campus, Buenos Aires, Argentina

Director: (x) Yes ( ) No

**34.** Information concerning outside or other Directors (i.e. those not described above):

**35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?**
[ X] Yes **[ ] No** Explain:

Company CEO Bruce Dugan had previously served as president for several entertainment companies that were engaged in some aspect as that of the Company, including Big City Records, Fortune Entertainment, Inc, Blue Sky Entertainment, Inc, and First Drum, Inc, all of which were record labels and/or film production companies. Additionally, he served as CEO of Fortune Media, Inc., a publicly traded media company founded on a business plan he wrote, but for which the funding was never completely consummated.

Mary Ann Zimmer has served as general counsel and vice president of business affairs for ARTS & ENTERTINMENT NETWORKS; directing the department responsible for all legal matters and business affairs for Hearst/ABC/NBC joint venture consisting of A&E Network and The History Channel and related businesses.

Mario Delfino previously owned and operated Oki Doki Design, a software and website development company.

**(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.**

The companies in the same or similar business of the Company that Bruce Dugan worked for were companies he created, and therefore no other entity has any claim (s) to anything he may create for the Company.

Mario Delfino was the founder and principle owner of Oki Doki Design, a third party website development company, which merged with Inicia Incorporated pre-Elgin merger, and therefore there is no entity that has any claim to his technological input at the Company.

Mary Ann Zimmer was engaged in the capacity of business and legal affairs for entertainment companies in the television industry, and in niches that are very different from that planned by the Company, and as such there is no conflict of interest in her duties with the Company and any clients she may currently serve, or previously served.

**(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.** N/A

**(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.** None

**(e) If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.** None

**36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.**

On or about October 16, 2007, the Honorable Carter Beatty, United States Bankruptcy Court, entered an order in the Bankruptcy Court for the Southern District of New York permitting the sale of the corporate shell (the "Sale Order"), and thereafter on or about July 31, 2008, a Corporate Shell Purchase Agreement was executed between the Registrant and New Century Capital Consultants, Inc. and Keystone Capital Resources, LLC (the "Purchasers"), wherein the Purchasers assumed control over the Registrant for the purchase price of Sixty Thousand Dollars ($60,000), and pursuant to the Sale Order, and the Corporate Shell Purchase Agreement the following terms were instituted regarding the Registrant, and upon the Closing of the Corporate Shell Purchase Agreement and consistent with the Sale Order, all right, title and interest in and to the Asset shall be immediately vested in Purchaser (or its assignee) free and clear of any and all liens, claims, encumbrances and security interests of any type whatsoever pursuant to Bankruptcy Code §§ 363(b) and (f), with any liens, claims, encumbrances and interests shall attach to the proceeds of the sale in order of their priority, to the same extent and with the same validity, force and effect as if such Asset had not been sold. Furthermore, the purchasers have authorized the issuance of one preferred share to each party. Each preferred share allows the preferred shareholder to vote the equivalent of fifty (50%) percent of the current issue and outstanding shares of the Registrant to exercise control over the Company/Registrant.

## PRINCIPAL STOCKHOLDERS

**Item 37. Security Ownership of Certain Beneficial Owners and Management**

The table below sets forth information with respect to the beneficial ownership of the Company's Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than five percent (5%) of the Company's common stock, (ii) all directors and nominees, (iii) each executive officer, and (iv) all directors and executive officers as a group.

**38.** Unless otherwise indicated, the Company believes that the beneficial owner has sole voting and investment power over such shares. The Company does not believe that any other stockholders act as a "group", as that term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. As of September 29, 2008, the Company had issued and outstanding 17,238,000 shares of Common Stock and 2 shares of preferred stock. In October 2008 it subsequently issued another 84,000,000 common shares to management (see below Bruce Dugan, Mario Delfino, and Larry Schulze. Mary Ann Zimmer received 600,000).

| Shareholders | | No of Common | % of Ownership | No of B Preferred | % of Ownership |
|---|---|---|---|---|---|
| Bruce T. Dugan | (1) | 33.300,000 | | | |
| Larry Schulze | (1) | 25,000,000 | | | |
| Mario E. Delfino | (1) | 25,000,000 | | | |
| Keystone Cap. Res. LLC | (1) (2) | | | 1 | |
| New Cent. Cap. Cons. Inc. | (1) | | | 1 | |

**NOTES:**

1. The Company has authorized the issuance of one share of preferred stock to each of the following parties: Keystone Capital Resources LLC and New Century Capital Consultants Inc. Each share is convertible at the option of the shareholder into 50% of the total issued and outstanding shares of common stock on the date of conversion. Keystone Capital Resources, LLC is controlled by James W. Zimbler

## MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

### Item 39. Certain Relationships and Related Transactions Issuance of Stock

**General**

On or about October 16, 2007, the Honorable Carter Beatty, United States Bankruptcy Court, entered an order in the Bankruptcy Court for the Southern District of New York permitting the sale of the corporate shell (the "Sale Order"), and thereafter on or about July 31, 2008, a Corporate Shell Purchase Agreement was executed between the Registrant and New Century Capital Consultants, Inc. and Keystone Capital Resources, LLC (the "Purchasers"), wherein the Purchasers assumed control over the Registrant for the purchase price of Sixty Thousand Dollars ($60,000), and pursuant to the Sale Order, and the Corporate Shell Purchase Agreement the following terms were instituted regarding the Registrant, and upon the Closing of the Corporate Shell Purchase Agreement and consistent with the Sale Order, all right, title and interest in and to the Asset shall be immediately vested in Purchaser (or its assignee) free and clear of any and all liens, claims, encumbrances and security interests of any type whatsoever pursuant to Bankruptcy Code §§ 363(b) and (f), with any liens, claims, encumbrances and interests shall attach to the proceeds of the sale in order of their priority, to the same extent and with the same validity, force and effect as if such Asset had not been sold.

Furthermore, the purchasers have authorized the issuance of one preferred share to each party. Each share is convertible at the option of the shareholder into 50% of the total issued and outstanding shares of common stock on the date of conversion, effectively giving.

As of September 30, 2008, the Company, by written consent of the Board of Directors dated September 17, 2008, drafted resolutions approving and adopting a Certificate of Amendment, the Company amended its Certificate of Incorporation to be authorized to issue 500,000,000 shares of Common Stock, at a par value $.0001 per share. Accordingly, as of September 30, 2008, the latest practicable date, there are 17,238,300 common shares outstanding. In October 2008, an additional 84,000,000 shares were issued to the Company's management. On such date, Mr. Dugan received 58,800,000 common shares, and Mr. Delfino received 25,200,000 shares respectively. The Company contemplates issuing 56,000,000 for this Offering Statement Thus, as of October 2008, the total number of common shares outstanding will be 157,238,300 common shares. The number of record holders of Common Stock as of September 22, 2008 is approximately 213.

**40. (a)** List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:
(Not including any former Elgin management)

| | Cash | Other |
|---|---|---|
| Chief Executive Officer | $ 21,594 | N/A |
| Chief Financial Officer | $ 0 | |
| Chief Tech Officer | $ 21,594 | N/A |
| VP-General Counsel | $ 0 | N/A |
| VP | $ 9,001 | |

| | | | |
|---|---|---|---|
| Other: Key Personnel | | $ 0 | |
| | Total: | $ 52,789 | $ |
| Directors as a group (number of persons (3) | | $ 52,789 | $ |

**(b) If remuneration is expected to change or has been unpaid in prior years, explain:** There currently exists $2,104 of deferred salary to Mario E. Delfino, which the Company expects to repay from future profits earned.

**(c) If any employment agreements exist or are contemplated, describe:** None

**41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:** N/A

**(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.**

**(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.** NONE

**42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:**
**Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.**

The key personnel of the Company, most notably Bruce Dugan, Larry Schulze and Mario Delfino, are all partners and significant shareholders of the Company, and have been working together on this project for several years. Moreover, no one party has the ability to compete with the Company on their own.

## LITIGATION

**Item 43. Legal Proceedings**

Other than described below, there is no past, pending or, to our knowledge, threatened litigation or administrative action which has or is expected by our management to have a material effect upon our business, financial condition or operations, including any litigation or action involving our officer, director or other key personnel. There have been no changes in the company's accountants or disagreements with its accountants since its inception.

**Indemnification of Officers and Directors**

At present we have not entered into individual indemnity agreements with our Officer or Director. However, our By-Laws and Certificate of Incorporation provide a blanket indemnification that we shall indemnify, to the fullest extent under Delaware law, our directors and officers against certain liabilities incurred with respect to their service in such capabilities. In addition, the Certificate of Incorporation provides that the personal liability of our directors and officers and our stockholders for monetary damages will be limited.

## FEDERAL TAX ASPECTS

**44.** If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

The Company is not an S corporation.

Name of Tax Advisor: **N/A**
Address: **N/A**
Telephone No. ( ) **N/A**

Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

## MISCELLANEOUS FACTORS

**45.** Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete. **N/A**

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46.

**Inicia Incorporated**
**Balance Sheet**
**For the years ended December 31, 2006 and 2007, and the Nine-Month period ending September 30, 2008**

| | 2006 | 2007 | 2008 |
|---|---|---|---|
| **ASSETS** | | | |
| Current Assets | | | |
| Cash in Banks | $ 2,032 | $ 933 | $ 458 |
| Accounts Receivable | 2,700 | 3,600 | 2,595 |
| )ther Current Assets: | $ 500 | $ 525 | $ 551 |
| **TOTAL ASSETS:** | $ 5,232 | $ 5,058 | $ 3,605 |
| **LIABILITIES & SHAREHOLDERS'EQUITY** | | | |
| Current Liabilities | | | |
| Accounts Payable | | | 349 |
| Loans Payable | | | 600 |
| Deferred Salaries | $ 7,000 | $ 12,000 | $ 2,104 |
| Total Current Liabilities | 7,000 | | 3,053 |
| **Total Liabilities** | $ 7,000 | $ 12,000 | $ 3,053 |
| Equity | | | |
| Capital Stock:<br>stock: 1,000,000 authorized, 2 shares outstanding<br>Common stock: 500,000,000 authorized,<br>17,238,300 outstanding, par value $.01 per share | | | |
| Bruce Dugan | 10,295 | 10,295 | 10,295 |
| Jim Zimbler | 10,000 | 10,000 | 10,000 |
| Keystone Capital | | | $ 37,0000 |
| Total Common Stock | $ 20,295 | $ 20,295 | $ 57,295 |
| Retained earnings (deficit) – beginning of period | $ (14,458) | $ (22,063) | $ (27,237) |
| Net income (loss) for period | (7,605) | (5,174) | (29,505) |
| Retained earnings (deficit) – end of period | $ (22,063) | $ (27,237) | $ (56,743) |
| **Total Equity** | $ (1,768) | $ (6,942) | $ 552 |
| ***TOTAL LIABILITIES and SHAREHOLDERS EQUITY*** | 5,232 | 5,058 | 3,605 |

**See accompanying notes to financial statements.**

**Inicia Incorporated**
**Statements of Income and Loss**
**For the years ended December 31, 2006 and 2007,**
**and the Nine-Month Period ending September 30, 2008**

| **INCOME** | | **2006** | | **2007** | | **2008** |
|---|---|---|---|---|---|---|
| Publications Income | | | | | | |
| Advertising Sales | $ | 18,923 | $ | 18,935 | $ | 13,121 |
| Affiliate Sales | | 130 | | 94 | | 12 |
| Subscriptions | | 2,100 | | 1,014 | | 760 |
| Total Publication Income | | 21,153 | | 20,043 | | 13,893 |
| | | | | | | |
| Contract Services | | | | | | |
| Software Programming | | 800 | | 42,300 | | 0 |
| Website Hosting | | 198 | | 419 | | 98 |
| Total Contract Income | | 998 | | 42719 | | 98 |
| | | | | | | |
| **TOTAL INCOME** | **$** | **22,151** | **$** | **62,762** | **$** | **13,991** |
| | | | | | | |
| **EXPENSES** | | | | | | |
| Advertising | $ | 0 | $ | 0 | $ | 0 |
| Bank Fees | | 405 | | 320 | | 150 |
| Contract Services | | 160 | | 1,045 | | 620 |
| Cable Services | | 360 | | 360 | | 270 |
| Equipment/Software | | 300 | | 0 | | 1,089 |
| Marketing | | 49 | | 0 | | 0 |
| Meals/ Entertainment | | 166 | | 327 | | 387 |
| Merchant Svcs Fees | | 510 | | 411 | | 336 |
| Postage/ Delivery | | 0 | | 0 | | 0 |
| Professional Fees | | 250 | | 250 | | 125 |
| Salaries | | 17,564 | | 52,789 | | 29,675 |
| Rent | | | | | | |
| Office | | 3,600 | | 6,000 | | 5,000 |
| Servers | | 5,615 | | 5,615 | | 3,991 |
| PO Boxes | | 140 | | 140 | | 120 |
| Telephone | | 635 | | 678 | | 533 |
| Travel | | 0 | | 0 | | 1,200 |
| Total Rent | | 9,990 | | 12,433 | | 10,844 |
| **Total Expenses** | **$** | **29,756** | **$** | **67,936** | **$** | **43,497** |
| | | | | | | |
| **NET INCOME OR (LOSS)** | *$* | *(7,605.25)* | *$* | *(5,174.16)* | *$* | *(29,505.99)* |

In the opinion of management all adjustments necessary were a fair statement of results for the interim period have been included.
See accompanying notes to financial statements

**Inicia Incorporated**
**Statements of Cash Flows**
**For the years ended December 31, 2006 and 2007,**
**and the Nine-Month Period ending September 30, 2008**

| | 2006 | 2007 | 2008 | Cumulative |
|---|---|---|---|---|
| Cash Provided By Investing Activities: | | | | |
| Contributions of capital | $20,295 | | $37,000 | $57,295 |
| Total Cash Provided by Investing | $20,295 | | 37,000 | $57,295 |
| Cash provided by financing activities: | 0 | 0 | 600 | |
| Cash provided (used) in operations: | | | | |
| Net loss for period | ($7,605) | ($5,174) | ($29,506) | ($42,285) |
| All other – net | 11,658 | 6,273 | -7,037 | 10,894 |
| Net Increase (decrease) in cash | 1,032 | 1,099 | -7,953 | -5,822 |
| Cash – beginning of period | $1,000 | $2,032 | $933 | $3,965 |
| Cash –end of period | $2,032 | $933 | $458 | $3,423 |

**See accompanying notes to financial statements.**

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**Inicia Incorporated**
**Statements of Changes in Shareholders' Equity**
**For the years ended December 31, 2006 and 2007,**
**and the Nine-Month Period ending September 30, 2008**

| | 2006 | 2007 | 2008 |
|---|---|---|---|
| **Common Stock:** | | | |
| Contributions of capital | $20,295 | $0 | $37,000 |
| Increase in common stock | | | |
| Common stock – beginning of period | $0 | $20,295 | $20,295 |
| Common stock issued January 15, 2006 | | | |
| January 15, 2006 (750 shares issued with par value $27.06) | 20,295 | | |
| September 20, 2008 (250 shares issued with par value $148) | | | 37,000 |
| Common stock – end of period | 20,295 | 20,295 | 57,295 |
| | | | |
| **Retained Earnings (deficit):** | | | |
| Net income (loss) for period | 7,605 | -5,174 | -29,505 |
| Retained earnings (deficit) – beginning of period | ($14,458) | ($22,063) | ($27,237) |
| Retained earnings (deficit) – end of period | ($22,063) | ($27,237) | ($29,51) |

NOTE: the above listed Shareholders' Equity reflects paid in capital to Inicia Incorporated – the closely held corporation PIOR to it merging with Elgin Technologies Inc – the public shell.

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**Inicia Incorporated**
**Notes to Financial Statements**
**As of December 31, 2006 and 2007**
**and as of September 30, 2008**

Inicia Incorporated is a software and media development company that develops/ builds and operates online publications, resources centers and social networks; produces video broadcast entertainment; develops digital software products; and also provides software and website develop services to third party clients.

1) Immediately prior to 09/23/08 Inicia Incorporated (which was a private closely- held corporation) entered into a reverse merger with Elgin Technologies, Inc. (ELGN) which was in bankruptcy and had no assets or liabilities. The public shell (formally ELGIN) emerged as the surviving entity and been renamed Inicia Incorporated. The above financial statements reflect only and solely the operations of the (closely held) Inicia Incorporated prior to said merger, as the public shell had no operations of significance in the two years prior to the merger.

2) The Company believes that it will be able to use all of the net operating loss carry forwards in future periods; however, to be conservative the Company has not recognized the related asset in the accompanying financial statements.

3) Significant accounting policies include:

    i) Accrual basis accounting
    ii) Development costs during the start up phase are written off
    iii) Depreciable assets are depreciated over their useful lives on a straight-line basis
    iv) Net operating losses shall be carried forward against profits in future periods
    v) U.S. income taxes will be reported on net income

**4)** Operating Leases. The Company has entered into a two year straight line lease for approximately one thousand (1000) square feet located at Uruguay 1279 - 5A -- Buenos Aires, Argentina 1016, which began on August 6, 2008. The cost of the lease is thirty-three hundred (3,300) Argentine pesos per month, which at the time of the lease signing was converted at a rate of approximately 3 to 1, or US$1,100. As of March 2009 the exchange rate was 3.67 to 1, or $ 899.00. Currently no leasehold improvements have been done.

The Company has a month-to-month verbal straight line agreement with the lease holder at 360 East 55th Street 13-G, New York, NY 10022 at a rate of $200 per month. If the tenancy at this location were to end it would not cause any significant interruption of operations.

Currently management operates out of their respective home offices. These home offices are located at (Bruce Dugan) 360 East 55th Street, New York, NY, (Mary Ann Zimmer) 401 East 74th Street, New York, (Jesse Schraft) 202 East 6th Street, Apt. #3, New York, NY, (Bob Buontempo) 16 Jacques Road, #14, Elizabeth, New Jersey. The Company has a verbal month-to-month tenancy at each location at a cost of Two Hundred Dollar ($200) for each location. If the tenancy were to end at any single location it would not cause any significant interruption of operations.

Annual future minimum payments under these operating leases as of September 30, 2008 were as follows:

| | |
|---|---|
| 2008 | $ 5,400.00 |
| 2009 | $21,600.00 |
| 2010 | $21,600.00 |
| TOTAL | $48,600.00 |

5) Allowance for doubtful accounts. The Company reviews its accounts on a monthly basis to determine if any accounts are possibly uncollectable. As of September 2008 there have been no uncollectable accounts, due in part because all third party contract work is paid thirty percent (30%) up front [before the work begins], thirty percent (30%) when the work is completed, and thirty percent (30%) upon delivery. The publishing revenue from online publications is solely from advertising, which is paid by the advertisers in advance. However, the Company will continue to monitor accounts receivable and will set up an allowance for doubtful accounts when and if required.

6) Outstanding loans. The Company currently has one outstanding loan in the amount of Six Hundred Dollars (US$600.00) from an unrelated third party, with a verbal agreement to pay a stated annual interest rate of five percent (5%) per annum, and to be repaid on or before September 30, 2009.

7) Foreign Currency Conversion. The Company has an operation in Buenos Aires, Argentina, and as such has some revenue and expenses in the local (pesos) currency. The Company will account for the conversion of Argentine pesos to US dollars in all accounting statements using SFAS 52 for all foreign currency translations.

8) Income Taxes. The Company has had taxable losses since inception. Net Operating Losses cumulatively generated as of September 30, 2008 totaled ($41,845). This amount has a full valuation allowance since there is not significant evidence that it is more likely than not that income will be generated in future years.

| Deferred Tax Assets: | 2006 | 2007 | 2008 |
|---|---|---|---|
| Net operating losses | 3,196 | 2,129 | 12,457 |
| Total Deferred Assets: | 3,196 | 2,129 | 12,457 |
| Valuation Allowance: | (3,196) | (2,129) | (12,457) |
| Net Deferred: | 0 | 0 | 0 |

The Net Operating Losses generated will begin to expire for Federal Purposes in 2025 and for State (of New York) purposes in 2025

9) Rights and Privileges of Stock.

**Common Stock**

The holders of Common Stock are entitled to one vote for each share held of record on all matters to be voted on by stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voting for the election of directors can elect all of the directors then up for election. The holders of Common Stock are entitled to receive ratably such dividends when, as and if declared by the Board of Directors out of funds legally available therefore. In the event we have liquidation, dissolution or winding up, the holders of common Stock are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities and after provision has been made for each class of stock, if any, having preference over the common Stock. Holders of shares of Common Stock, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Common Stock.

**Preferred Stock**

Each preferred share allows the preferred shareholder to vote the equivalent of fifty (50%) percent of the current issue and outstanding shares of the Registrant to exercise control over the Company/Registrant. T he Corporation has issued one share of preferred stock to New Century Capital Consultants Inc. and to Keystone Resources LLC. Each share is convertible at the option of the shareholder into 50% of the total issued and outstanding shares of common stock on the date of conversion.

Should these shares be converted it would not significantly alter the value of the outstanding Common Stock, however it would significantly affect the voting control of the outstanding Common Stock shareholders as stated above. However, these preferred shares were issued to New Century Capital Consultants, Inc and Keystone Capital Resources LLC solely for the purpose that they could use the shares to secure ownership of the corporate shell if the Company were to become insolvent and cease operations.

*10)* Revenue Segments. (*See Statement of Income and Loss Page 49 for results* ).

- *i2 Interactive Media; Online Publishing*:
  - Advertising
  - Subscriptions,
- *i2 Media Lab*; *software and website programming*
  - Flat fee or hourly income for contract services
  - Licensing subscription fees for turnkey software solutions
- *Inicia Studios; High Definition video production*
  - Advertising from Netcast releases
  - Licensing from cable, TV or theatrical realses
- *i2d; digital products development*
  - Product sales

11) Impact of Recently Issued Accounting Standards. No new Accounting Standards have been issued by the Financial Accounting Standards Board that would impact this amendment as of the date of combination of Elgin Technologies, Inc and Inicia, Incorporated.

**12)** Material Subsequent Events.

On or about October 2008, an additional 84,000,000 shares were issued to the Company's management; Mr. Dugan received 33,300,000 common shares, Mr. Schulze received 25,000,000 common shares, Mr. Delfino received 25,000,000 common shares, and Mary Ann Zimmer received 600,000 common shares respectively, bringing the total outstanding common shares to 101,238,300. The present Offering Statement contemplates the issuance of 56,000,000 new common shares, which if successful, would increase the total outstanding common shares to 157,238,300. The number of record holders of Common Stock as of September 22, 2008 was approximately 213, and of October 30, 2008 is approximately 217.

In November 2008 the Argentine peso began to devalue against the dollar, By December the conversion rate had slipped to 3.49, and by March 2009 was 3.67, reducing the cost of rent at the Company's Buenos Aires studio from US$1,100.00 in September to US$899.00 in March 2009. The monthly cost of our contract graphic designer in Buenos Aires is ARG$1,800.00, which converts to US$600.00 per month in September, 2008 to US$490.00 in March 2009.

13) Revenue recognition policy. All revenues at this is recognized upon receipt. However, as the Company develops and we begin to offer service and warrantees as well as development services we will follow the revenue recognition policies of SFAS 48 and SAB 101.

14) In the opinion of Management, all adjustments are of a normal recurring nature.

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# MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

## 47. Management's Discussion and Analysis or Plan of Operation

### Forward-Looking Information

Certain statements in this document are forward-looking in nature and relate to trends and events that may affect the Company's future financial position and operating results. The words "expect" "anticipate" and similar words or expressions are to identify forward-looking statements. These statements speak only as of the date of the document; those statements are based on current expectations, are inherently uncertain and should be viewed with caution. Actual results may differ materially from the forward-looking statements as a result of many factors, including changes in economic conditions and other unanticipated events and conditions. It is not possible to foresee or to identify all such factors. The Company makes no commitment to update any forward-looking statement or to disclose any facts, events or circumstances after the date of this document that may affect the accuracy of any forward-looking statement.

**Plan of Operations (does *not make reference to any Eglin operations whatsoever, prior to, during or after its bankruptcy proceedings, and refers solely to the description of Inicia Incorporated operations prior to and after the merger with Elgin Technologies, Inc.)***

Some of our divisions are in the planning stages, while others have had revenues from the first month after their inception (July 2005), but which to date have been below the Company's breakeven point and therefore the Company has been losing money during such time that the Company is developing their projects. To that end management believes that within ninety (90) days of the completion of this Offering Statement that the Company can complete the online publishing model currently being used for its www.tglife.com website community – and intended to be used to launch all of the Company owned websites -- described in this Offering Statement, as well as complete its planned IQM digital music enhancer product to become self-sustaining, if not profitable, within six (6) months of the completion of this Offering Statement.

While developing the website model the Company has generated revenue from selling advertising space on our single operating website, has collected nominal subscription fees from readers of that community, and has also designed and developed other websites for third party clients on a work-for-hire basis. However, management must raise money from sources other than the operations of its business to realize the potential goals outlined in this document.

Our only other source of cash at this time is investments by others (primarily from existing shareholders and others) in our Company. We must raise additional cash to complete any future acquisitions and maintain current operations, otherwise the business will fail.

### Liquidity, Capital Resources and Operations

Since the Company's inception, the Company raised funds from officer/shareholder advances and capital contributions. This money was utilized for certain start-up costs and operating capital.

Subsequently, effective September 28, 2008, the Company entered into a reverse merger with Elgin Technologies, Inc. (ELGN) and by the terms of that merger has filed with the State of Delaware and the management of the closely held Inicia Incorporated now remains as the management of the public share, which has been renamed Inicia Incorporated. In connection with the merger, the Company issued 84,000,000 shares of common stock to officers and directors. The Company has further filed this Offering Statement, and will issue up to 56,000,000 shares to raise working capital from various investors and pay costs and fees associated with this offering.

In this regard, the Company's plan of operations for the next twelve months is expected to generate sustainable revenue through expanding its' active list of third party clients, launching several new websites from which it can realize adverting revenues, and the consumer sales of its IQ music products.

### Financings

To meet our need for cash we are attempting to raise debt and equity financing so that we may complete the development of our online publishing model, the design, packaging and promotion of the IQM music enhancer consumer product, complete planned video programming production, and begin promotion efforts.

If we do not raise the funds required to complete any/or all of our short term goals as mentioned in this document, we will have to find alternate sources such as a secondary public offering, private placement of securities, or loans from officers or others. If we need additional cash and cannot raise it, the company will either have to suspend operations until we do raise the cash or cease operations entirely.

**RESULTS OF OPERATIONS:**

**For the Years Ending December 31, 2007 vs. December 31, 2006, and for the first nine month period of 2007 Vs. 2008** *(Reflecting Inicia Incorporated pre merger activity only, as post-merger Elgin Technology activity was insignificant and is not relevant to the Company's operating plans going forward. )*

**Net sales**

Net sales in 2007 were $62,762 as compared to $22,151 in 2006, which represents an increase of $40,611 or 283 %. This increase was attributable to higher traffic on our existing website, thus resulting in higher revenues from advertising, as well as larger projects from third party contract work in 2007. Net sales for the nine months ending September 2008 were $13,383 as compared to $47,075 in 2007, which is a decrease of $37,247 or over 300 %, attributable to the focus on in-house development of proprietary software that the Company intends to license in the future.

**Cost of Goods Sold and Gross Profit**

Currently the Company does not have any manufacturing costs, so our only direct costs other than salaries and overhead are the servers that we lease to house our website (s). The cost of these servers in 2006, 2007 and the first nine months of 2008 were unchanged, at a rate of $378 per month and $39.95.

**Selling, General and Administrative Expenses**

The expenses for 2007 were $ 67,936 as compared to $ 29,756 in 2006, an increase $38,180 or 228%. The increase was attributable predominantly to several contributing factors; an increase in contract service expenses to $ 1,045 in 2007 as compared to $160 in 2006; an increase in in-house compensation to $52,789 in 2007 from $ 17,564 in 2006; and an increase in property rent (s) to $ 6,000 in 2007 from $ 3,600 in 2006.

The expenses for the nine month period ending in September 2008 were $ 43,497 as compared to the same nine month period in 2007 of $ 50,952, a decrease of $7,455 or over 10%. The decrease was attributable primarily to a decrease in contract labor and management compensation.

**Other Income (Expense)**

None

**Net Loss from Continuing Operations**

The net loss was *$ (5,174.16)* in 2007 compared to a loss of *$ (7,605.25)* in 2006. The $2,431.09 decrease of loss was a result of two factors, namely, the increased gross profit from third party contract service revenue to $ 42,719.10 in 2007 compared to $ 998 in 2006; and increased advertising revenue to $ 17,802 in 2007 compared to $ 16,927 in 2006; and the increase in third party contract expenses, as well as increased rents and general and administrative expenses as indicated above.

The net loss was ($*29,505.99)* for the first nine months of 2008 compared to the loss *$ (5,174.16)* during the same nine month period in 2007. The significant change is attributable to (a) the absence of third party contract service income due to the focus on in-house development of proprietary software that the Company intends to license in the future, and (b) the increase of travel and entertainment costs, and (c) the onetime costs of this Offering Statement .

**Discontinued Operations**

Since the merger of Elgin Technologies, Inc and Inicia Incorporated on September 23, 2008, the Company has not had any disruption or discontinuation of it's' operations.

## Liquidity and Financial Resources

These factors, when combined with the possibility that the company may not be successful in its attempt to secure new financing, raises doubt about the Company's ability to continue as a going concern. The Company anticipates that in order to fulfill its plan of operation including payment of certain past liabilities of the Company, it will need to seek financing from outside sources. The Company is currently pursuing private debt and equity sources. It is the intention of the Company's management to also improve profitability by maintaining low operating expenses and to increase revenues significantly, through growth and acquisitions.

While management has identified potential acquisition and/or joint venture candidates, no formal discussions have yet begun, nor are there any immediate plans to initiate such discussions. There is no assurance that the Company will be successful in raising the necessary funds or a guarantee that the Company can successfully execute any acquisition or merger transactions with any company or individual or that if such transaction is effected, that the Company will be able to operate such company profitably or successfully. Moreover, there is no assurance that the in-house project plans adopted by management will prove to be successful.

The increases in recurring administrative expenses detailed above (see The Results of Operations above) are due to the various startup, development or operational stages that each of the division's operations are at, the increases in personnel and professional fees, and a generally higher level of fixed administrative expenses. It is anticipated by the Registrant that General and Administrative costs will remain relatively the same, while Revenues and Gross Profit will increase as a result of the business derived from external sources. But, this can be achieved only if the Company can obtain financing from outside sources since additional capital is needed to operate and expand operations from current levels.

**Off-Balance Sheet Arrangements**

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: ~~October __, 2008~~

Inicia Incorporated

April 27, 2009 (MD)

By:____________________________
Bruce T. Dugan, CEO, Chaiman
Director

By:____________________________
Larry Schultz, VP, Director

By:____________________________
Mario Delfino, VP, Director

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 27, 2009

Inicia Incorporated

By:____________________________
Bruce T. Dugan, CEO
Director

By:____________________________
Larry Schulze, VP, Director

By:____________________________
Maryann Zimmer, VP, Director

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 27, 2009

Inicia Incorporated

By:__________________________
Bruce T. Dugan, CEO
Director

By:__________________________
Larry Schulze, VP, Director

By:__________________________
Maryann Zimmer, VP, Director

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 27, 2009

Inicia Incorporated

By:__________________________
Bruce T. Dugan, CEO
Director

By:__________________________
Larry Schulze, VP, Director

By:__________________________
Mary Ann Zimmer, VP, Director